SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 28, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2005 Annual Results

Turnover Increases by 16.63% to RMB45.9559 Billion

Hong Kong, March 26, 2005 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today its operating results for the year ended December 31, 2005 (the “Year”) of the Company and its subsidiaries (collectively the “Group”), based on its financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

Turnover of the Group for 2005 amounted to RMB45.9559 billion (approximately US$5.6945 billion), an increase of 16.63% as compared to 2004. Profit before tax was RMB2.2876 billion (approximately US$0.2835 billion), representing a decrease of 51.29% as compared to 2004. Profit attributable to shareholders was RMB1.8504 billion (approximately US$0.2293 billion), representing a decrease of 53.40% as compared to 2004. Earnings per share was RMB0.26 (approximately US$0.03) (2004: RMB0.55 (approximately US$0.07)). The board of directors of the Company has recommended a final dividend of RMB0.10 (approximately US$0.01) per share for 2005, equivalent to RMB10 (approximately US$1.24) per American Depositary Share.

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In 2005, the global and Chinese economies maintained a positive growth momentum. Benefiting from the fact that the global petrochemical industry was at a prosperous stage of the growth cycle, China’s petrochemical industry was able to maintain a relatively fast pace of growth as a whole. During the Year, the Group enhanced safe production, the long-cycle operation of production facilities and its fundamental management. As a result, the Group’s production and operation remained steady and smooth. The Group’s technical and economic indicators such as crude oil processing volume, ethylene output and sales revenue all achieved record highs. However, economic efficiency saw a substantial fall in 2005. This was mainly due to the following: the Group’s profit was reduced significantly as a result of climbing international crude oil prices; the distorted correlation existing between prices of petroleum products and prices of crude oil has caused heavy losses to the Group’s oil refining business; and an aggregate loss from the investment in Shanghai Secco’s 900,000 tons/year ethylene project was incurred in 2005 as a result of a one-off amortization of all start-up expenses for the current year.”

In 2005, the Group focused on a long-cycle operation of production facilities and optimized raw material resources and system operation, thereby maintaining a steady increase in production output. Total production output exceeded 8,000,000 tons for the first time at 8,654,800 tons, an increase of 9.94% over the previous year. During 2005, the Company produced 3,199,400 tons of diesel oil, an increase of 12.71% over the previous year; 962,400 tons of ethylene, an increase of 0.67% over the previous year; 1,067,100 tons of synthetic resins, an increase of 0.71% over the previous year; 493,800 tons of synthetic fibre monomers, an increase of 18.16% over the previous year; and 595,800 tons of synthetic fibre polymers, an increase of 13.01% over the previous year.

During 2005, as a result of high international crude oil prices and relatively strong domestic demand for petrochemical products, product prices of the Group’s four major product categories (namely synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products) increased to varying degrees. The weighted average prices of the four major categories increased by 8.50%, 8.12%, 18.37% and 22.55%, respectively, over the previous year.

Shanghai Petrochemical Announces 2005 Annual Results…P.2

For the year ended 31 December 2005, the Group processed 9,493,000 tons of crude oil (inclusive of oil processed on a sub-contracting basis), representing an increase of 383,600 tons over the previous year. Of this, offshore oil accounted for 339,400 tons and imported oil accounted for 9,153,600 tons. Of the Group’s cost of sales, crude oil costs accounted for RMB29,576.4 million or 68.96% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB3,208.22/ton, an increase of 39.13% over the previous year.

In 2005, the Company worked hard on the construction of key projects and actively advanced the preliminary work on the new development projects. The 8,000,000 tons/year atmosphere and vacuum distillation plant commenced operation in February and has increased the processing capacity of crude oil to 14,000,000 tons/year. The second phase upgrade project for the 400,000 tons year PTA facilities was completed in November 2005 and was successfully commissioned on the first test run. The construction of the 3,300,000 tons/year hydrogenated diesel project and the 380,000 tons/year glycol project proceeded on schedule. At the same time, a pre-stage work office dedicated to the “Phase V” project was also set up for the new development projects. Among these new development projects, the third phase ethylene upgrade project has been submitted to the State Development and Reform Commission for approval and has gone through onsite research and assessment conducted by authoritative organizations.

Looking forward to 2006, Mr. Rong said, “The continuous growth in both the international and domestic economies will bring about attractive business opportunities to the petroleum and petrochemical industry. The domestic petrochemicals market is expected to remain prosperous due to the gradually increasing demand for petroleum, natural gas, petroleum products and major petrochemicals. Meanwhile, the petrochemical industry will still be exposed to a number of unfavorable and uncertain factors, such as the possibility of sustained high prices of international crude oil and State’s control over prices of domestic petroleum products, adding uncertainties and risks to the operation of petrochemical companies. As such, in response to the changing macro-economic conditions and the industry’s growth cycle, the Group will further increase operational efficiency, enhance management and accelerate development, with a view to achieving satisfactory operating results for 2006.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over- heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not being able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000=RMB8.070 being the average of the buying and selling rates quoted by the People’s Bank of China on December 31, 2005. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rate.

– End –

Encl: Summary of Consolidated Income Statement (audited)

For further information, please contact:

Ms. Sally Wong / Ms. Polly Tong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

2005 Annual Results

(Prepared under International Financial Reporting Standards)

Summary of Consolidated Income Statement (audited)

	For the years ended 31 December
	2005 RMB’000	2004 RMB’000

Turnover	45,955,903	39,402,533
Sales taxes and surcharges	(765,689)	(738,474)

Net sales	45,190,214	38,664,059
Other income	632,820	—
Cost of sales	(42,887,742)	(33,223,604)

Gross profit	2,935,292	5,440,455
Selling and administrative expenses	(444,449)	(408,144)
Other operating income	238,611	277,005
Other operating expenses:
Employee reduction expenses	(109,410)	(112,526)
Others	(92,084)	(171,638)

Total other operating expenses	(201,494)	(284,164)

Profit from operations	2,527,960	5,025,152
Share of losses of associates	(60,968)	(36,915)
Net financing costs	(179,398)	(292,008)

Profit before taxation	2,287,594	4,696,229
Taxation	(366,300)	(637,061)

Profit after taxation	1,921,294	4,059,168

Attributable to:
Equity shareholders of the Company	1,850,449	3,971,103
Minority interests	70,845	88,065

Profit after taxation	1,921,294	4,059,168

Basic earnings per share	RMB0.26	RMB0.55

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 10th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The notice for convening the 10th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Meeting”) to be held at conference room No.8 of the Company’s main building on 24 March 2006 was sent to all directors on 14 March 2006 by way of facsimile transmission and mail. Of the 12 directors entitled to attend the Meeting, 8 directors were in attendance, while Directors Mr. Wu Haijun, Mr. Gao Jinping, Mr. Lei Dianwu and Mr. Jiang Zhiquan, 4 directors, were absent due to business engagement. Directors Mr. Wu Haijun and Mr. Gao Jinping had appointed and authorized Mr. Rong Guangdao, Chairman of the Company, as their irrevocable voting proxies. Director, Mr. Lei Dianwu had appointed Mr. Xiang Hanyin, Director, as his irrevocable voting proxy. Independent Director, Mr. Jiang Zhiquan had appointed Mr. Chen Xinyuan, Independent Director, as his irrevocable voting proxy. Members of the Supervisory Committee and senior management of the Company attended the Meeting. The convening of the Meeting complied with the PRC Company Law and the Articles of Association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

1.	The President’s Working Report of 2005 was approved with 12 votes in favor, 0 vote against and 0 abstaining vote;

2.	The Board of Directors’ Working Report of 2005 was approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution will be submitted to the annual general meeting for approval;

3.	The 2005 Audited Financial Report and 2006 Financial Budget were approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution will be submitted to the annual general meeting for approval;

4.	The 2005 profit appropriation plan was approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The board of directors has recommended that a final dividend of RMB1.00 (including tax) per 10 shares for the year to be distributed to all shareholders, with total dividends amounting to RMB720,000,000. Accordingly, under the PRC Accounting Rules and Regulations, the undistributed profit will be RMB643,701,000 (under International Financial Reporting Standards: RMB789,523,000) and will be carried forward to 2006. The resolution will be submitted to the annual general meeting for approval;

5.	The 2005 Annual Report and its summary were approved with 12 votes in favor, 0 vote against and 0 abstaining vote;

6.	A resolution was approved with 12 votes in favor, 0 vote against and 0 abstaining vote to re-appoint KPMG Huazhen as the Company’s domestic auditors for 2006 and KPMG as the Company’s international auditors, and to authorize the Directors to fix their remuneration. The resolution will be submitted to the annual general meeting for approval;

7.	A resolution on restructuring the senior management of the Company was approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The appointment of Mr. Zhang Zhiliang as Vice President of the Company has been relieved and Mr. Li Honggen has been appointed as Vice President of the Company with immediate effect. (See Appendix for biography of Mr. Li)

APPENDIX

Biography of Mr. Li Honggen

Mr. Li Honggen, 50, joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions including Deputy Director of the No. 1 Chemical Plant of the Company, Director and Deputy Director of the Ethylene Plant of the Company, Deputy Manager and Manager of the Refinery and Petrochemical Division of the Company. In August 2000, Mr. Li was appointed Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, Mr. Li was appointed Vice President of Shanghai Secco Petrochemical Company Limited. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 24 March 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Fourth Meeting of the Fifth Session of the Supervisory Committee

The Company and all members of the supervisory committee confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The fourth meeting of the fifth session of the supervisory committee (the “Supervisory Committee”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held at conference room No.1 of the Company’s main building on 23 March 2006 (Thursday). Of the seven supervisors entitled to attend the meeting, six supervisors were in attendance and one supervisor was absent due to business trip and had appointed Mr. Dai Shuming, chairman of the supervisory committee, to vote on his behalf. The Meeting was in compliance with the relevant rules and regulation of Company Law, Securities Law and the Articles of Association of the Company.

The resolutions for the Meeting were considered by the supervisors and approved as follows:

(1)	The Company’s 2005 Working Report of the Supervisory Committee (the “Working Report”) was approved

All supervisors unanimously agreed that: 1) the Working Report gave an objective analysis on the operating results, not only affirming the achievements made but also indicating the gap between leading peer corporations and the Company; 2) the Working Report affirmed that the 2005 annual report gave a true and fair view of the financial position and operating results of the Company. The unqualified financial statements for the year ending 31 December 2005 in accordance with the People’s Republic of China; Accounting Rules and Regulations and with International Financial Reporting Standards, issued by KPMG Huazhen and KPMG respectively, were true and fair; 3) the Working Report affirmed the work efforts made by the Supervisory Committee in 2005, and the proposed work objectives for 2006 were in line with the actual operation of the Company. At the Meeting, the Working Report was approved to be submitted to the 2005 annual general meeting for consideration.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(2)	The Company’s 2005 Annual Report was approved

The Supervisory Committee of the Company has carefully reviewed the Company’s 2005 annual report in accordance with the requirements of No. 68 of the Securities Law and “No. 2 “Content And Format of Annual Report” of “Standard of Content and Format on Information Disclosure for Publicly Listed Companies” (2006 Revision) (2006). Supervisors who attended the Meeting unanimously agreed that:

1.	The preparation and review procedures for the 2005 Annual Report were in compliance with the requirements of the relevant law, regulations and the articles of association of the Company.

2.	The content and format of the 2005 Annual Report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein gave a true view of the Company’s 2005 operation management and financial position from various aspects.

3.	Before the Supervisory Committee issued its review opinion, no violation of the confidentiality requirements has been found in respect of people who participated in the preparation and review of the 2005 Annual Report.

4.	Information disclosed in the 2005 Annual Report was true, accurate and complete.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(3)	“Comments on 2005 annual report by the Supervisory Committee” was considered and approved (with 7 votes in favor, 0 vote against and 0 abstaining vote)

(4)	The revised “Rules of Procedure of the Supervisory Committee” was approved, and the amendment will be submitted to the 2005 annual general meeting for consideration. (with 7 votes in favor, 0 vote against and 0 abstaining vote)

(5)	Major work items in 2006 for the Supervisory Committee was approved (with 7 votes in favor, 0 vote against and 0 abstaining vote)

Sinopec Shanghai Petrochemical Company Limited Supervisory Committee

Shanghai, 24 March 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2005 Annual Report Summary and Results Announcement

1.	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors, senior management warrant that there are no material omissions from, or misrepresentation or misleading statement contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report. This announcement is extracted from the Company’s 2005 annual report (the full report will be posted on www.sse.com.cn and www.spc.com.cn simultaneously). Investors should read the full text of the 2005 annual report for details.

1.2	Directors Mr. Wu Haijun, Mr. Gao Jinping, Mr. Lei Dianwu and Mr. Jiang Zhiquan were absent from the 10th meeting of the fifth session of the Board due to business engagement. Mr. Wu Haijun and Mr. Gao Jinping had appointed and authorized Mr. Rong Guangdao, chairman of the Company, as their irrevocable voting proxies. Director, Mr. Lei Dianwu, had appointed Mr. Xiang Hanyin, director, as his irrevocable voting proxy. Independent director, Mr. Jiang Zhiquan, had appointed Mr. Chen Xinyuan, independent director, as his irrevocable voting proxy. The 2005 Anuual Report has been considered and approved by the Board.

1.3	The Company prepared the financial statements for the year ended 31 December 2005 in accordance with the People’s Republic of China (“PRC”) Accounting Rules and Regulations as well as with International Financial Reporting Standards (“IFRS”), and they have been audited by KPMG Huazhen and KPMG respectively and both firms have issued unqualified opinions on the financial statements.

1.4	Mr. Rong Guangdao, chairman and president of the Company, Mr. Du Chongjun, vice chairman and vice president and Mr. Han Zhihao, director and chief financial officer hereby warrant the authenticity and completeness of the financial report contained in this report.

2.	Corporate Information

2.1	Corporate Information

Stock Abbreviation			SHI
Shares Stock Code	600688 (A Shares)	338 (H Shares)	-
Stock Exchange Listings	Shanghai Stock Exchange (A Shares)	The Stock Exchange of Hong Kong Limited (H Shares)	New York Stock Exchange (ADRs)
Registered and general office address	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
Postal Code	200540
Company Website	www.spc.com.cn
E-mail Address	spc@spc.com.cn

2.2	Correspondence Information

	Secretary to the Board	Securities representative of the Company
Name	Zhang Jingming	Tang Weizhong
Correspondence address	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China, Postal Code: 200540	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, People’s Republic of China, Postal Code: 200050
Tel	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

3.	HIGHLIGHTS OF FINANCIAL DATA AND FINANCIAL INDICATORS

PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

3.1	Major Financial Data

	Unit: RMB’000
	For the years ended 31 December
	2005	2004	Increase/ decrease compared to the previous year (%)	2003
Income from principal operations	45,897,807	39,402,533	16.48	29,567,140
Total profit	2,137,208	4,693,059	-54.46	1,576,602
Net profit	1,704,627	3,971,265	-57.08	1,385,556
Net profit excluding non-recurring items	1,298,766	4,078,483	-68.16	1,485,198
Net cash flow from operating activities	4,245,115	4,908,020	-13.51	2,692,641

	As at 31 December
	2005	2004	Increase/ decrease compared to the previous year (%)	2003
Total assets	27,101,918	28,757,089	-5.76	27,580,828
Shareholders’ equity (excluding minority interest)	19,166,908	18,902,281	1.40	15,507,016

3.2	Major Financial Indicators

	For the years ended 31 December
Major financial indicators	2005	2004	Increase/decrease compared to the previous year (%)	2003
Earnings per share (RMB)	0.237	0.552	-57.07	0.192
Return on net assets (%)	8.89	21.01	Decrease 12.12 percentage points	8.94
Return on net assets based on net profit excluding non-recurring items (%) (fully diluted)	6.78	21.58	Decrease 14.80 percentage points	9.58
Return on net assets based on net profit excluding non-recurring items (%) (Weighted average)	6.82	23.71	Decrease 16.89 percentage points	9.91
Net cash flow per share from operating activities (RMB)	0.590	0.682	-13.49	0.374

	As at 31 December
	2005	2004	Increase/ decrease compared to the previous year (%)	2003
Net asset value per share (RMB)	2.662	2.625	1.41	2.154
Adjusted net asset value per share (RMB)	2.660	2.623	1.41	2.149

3.3	Non-recurring Items

Non-recurring Items	Unit: RMB’000
Amount
Non-operating expenses (excluding provision for impairment losses on fixed assets)	(240,558)
Gain on disposal of long-term equity investments	24,063
Non-operating income	61,159
Written back of provision for long-term equity investments	—
Subsidy income	632,820
Less: Tax effect for the above items	(71,623)

Total	405,861

3.4	Summary of Financial Information for the Past Five Years (Prepared Under IFRS)

RMB million	2005	2004	2003	2002	2001
For the year ended 31 December:
Net sales	45,190.2	38,664.1	28,942.7	21,723.0	19,617.8
Profit before taxation	2,287.6	4,696.2	1,590.4	1,045.0	145.8
Profit after taxation	1,921.3	4,059.2	1,445.3	960.5	144.6
Profit attributable to equity shareholders of the Company	1,850.4	3,971.1	1,401.7	916.4	116.0
Earnings per share	RMB0.26	RMB0.55	RMB0.20	RMB0.13	RMB0.02
As at 31 December:
Total equity attributable to equity shareholders of the Company	18,830.0	18,417.0	15,021.9	13,980.2	13,063.8
Total assets	26,810.4	28,276.6	27,101.5	26,085.9	24,325.6
Total liabilities	7,632.9	9,486.5	11,738.4	11,739.0	10,904.0

3.5	Differences between Financial Statements Prepared under PRC Accounting Rules and Regulations and IFRS

	Unit: RMB’000
	Under PRC Accounting Rules and Regulations	Under IFRS
Net profit	1,704,627	1,850,449
Explanation of differences	For details, please refer to section 9.4

4.	CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1	Changes in Shares Capital for the Year Ended 31 December 2005

								Unit: share
	Before change		Change (+, -)					After change
	Total	Ratio (%)	Rational share	Bonus share	Shares transferred from reserve funds	Others	Sub-total	Total	Ratio (%)
I. Unlisted non-circulating shares
1. Promoter’s shares comprising:	4,000,000,000	55.56						4,000,000,000	55.56
State-owned shares	—	—	—	—	—	—	—	—	—
Domestic legal person shares	4,000,000,000	55.56						4,000,000,000	55.56
Overseas legal person shares	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—
2. Legal person shares	150,000,000	2.08	—	—	—	—	—	150,000,000	2.08
3. Internal staff shares	—	—	—	—	—	—	—	—	—
4. Priority shares or others	—	—	—	—	—	—	—	—	—

Sub-total of shares not in circulation	4,150,000,000	57.64	—	—	—	—	—	4,150,000,000	57.64

II.Shares in circulation
1. RMB ordinary shares	720,000,000	10.00	—	—	—	—	—	720,000,000	10.00
2. Domestic listed foreign shares (A Shares)	—	—	—	—	—	—	—	—	—
3. Overseas listed foreign shares (H Shares)	2,330,000,000	32.36	—	—	—	—	—	2,330,000,000	32.36
4. Others	—	—						—	—

Sub-total of share in circulation	3,050,000,000	42.36	—	—	—	—	—	3,050,000,000	42.36

III.Shares in total	7,200,000,000	100.00	—	—	—	—	—	7,200,000,000	100.00

4.2	Number of Shareholders and Their Shareholding for the Year Ended 31 December 2005

Unit: share

Number of shares held at end of the reporting period	151,597

Shareholding of the Top 10 Shareholders

Name of shareholders	Types of shareholders (State-owned shareholder or foreign shareholder)	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the year	Types of shares (circulating or non-circulating)	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	26.59	1,914,386,857	-1,500,000	Circulating	—	Unknown
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	Foreign Shareholder	4.94	355,944,000	180,000	Circulating	—	Unknown
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	Others	0.32	23,260,115	Unknown	Circulating	—	Unknown
Bank of Communications - Yifandga 50 Index Securities Investment Fund	Others	0.31	22,230,181	4,529,553	Circulating	—	Unknown
Bank of Communications - Anshun Securities Investment Fund	Others	0.24	17,496,817	Unknown	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown
China Merchants Bank Company Limited - Merchant Bank Securities Investment Fund	Others	0.21	14,972,997	Unknown	Circulating	—	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown
Tai He Securities Investment Fund	Others	0.15	11,045,762	Unknown	Circulating	—	Unknown

Top 10 holders of shares in circulation

Name of shareholders	Number of shares in circulation as at 31 December 2005	Types of shares
HKSCC (Nominees) Limited	1,914,386,857	Overseas listed foreign shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	355,944,000	Overseas listed foreign shares
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	23,260,115	RMB ordinary shares
Bank of Communications - Yifandga 50 Index Securities Investment Fund	22,230,181	RMB ordinary shares
Bank of Communications - Anshun Securities Investment Fund	17,496,817	RMB ordinary shares
China Merchants Bank Company Limited - Merchant Bank Securities Investment Fund	14,972,997	RMB ordinary shares
Tai He Securities Investment Fund	11,045,762	RMB ordinary shares
Industrial and Commercial Bank of China - SYWG BNP Paribas Security Investment Fund	10,738,381	RMB ordinary shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,392,000	Overseas listed foreign shares
Shangxi Trust & Investment Company Limited	10,000,000	RMB ordinary shares

Description of any connected relationship or concert party relationships on the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not acting in concert with other shareholders under the “Administration Measures for Disclose of Shareholdings in Listed Companies.” Of the above-mentioned shareholders, HKSCC (Nominees) Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee companies. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are acting in concert under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

4.3	Controlling Shareholder and De Facto Controller of the Company

4.3.1	Information on the Controlling Shareholder and De Facto Controller of the Company

(1)	Controlling shareholder

Name of controlling shareholder: Sinopec Corp.

Authorized representative: Chen Tonghai

Registered capital: RMB86.7 billion

Date of incorporation: February 2000

Major business: Crude oil and natural gas business includes: exploring for, extracting and producing crude oil and natural gas; pipe crude oil, natural gas and products; refining crude oil to become petroleum products; and selling crude oil, natural gas and oil products. Chemical business includes producing and selling a variety of industrial chemical products.

(2)	De facto controller

Name of the de facto controller: China Petrochemical Corporation (“Sinopec”)

Authorized representative: Chen Tonghai

Registered capital: RMB104.9 billion

Date of incorporation: July 1998

Major business or management activities: provide well drilling, oil well logging and mine shaft work service; manufacturing of production equipment and maintenance service; public project including project construction service, and, water and electricity and so forth, as well as social service.

4.3.2 Diagram Showing Ownership and Controlling Relationship between the Company and the De Facto Controller

4.4	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares

As at 31 December 2005, the interests and short positions of substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the directors, supervisors and senior management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Disclosures of H-share holders pursuant to SFO

Name of shareholders	Capacity	Number of share interests held or regarded as held	% of shareholding in the Company’s total issued H shares

Alliance Capital Management L.P.	Beneficial owner	145,095,210(L)	6.23(L)

Note: (L): Long positions

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 31 December 2005, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.5	Audit Committee

The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the audited report for the year ended 31 December 2005.

5.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1	Changes of Directors, Supervisors and Senior Management and Their Remuneration

Name	Position	Sex	Age	Commen- cement of service term	End of service term	Number of shares held at the beginning of the year (share)	Number of shares held at the end of the year (share)	Increase/ decrease of Shares	Total remuner- ation during the reporting period (RMB)	Recived remuner- ation from Share- holders’ unit or other connected units
Rong Guangdao	Chairman and President	M	50	2005/6/28	2008/6/28	3,600	3,600	—	280,000	No
Du Chongjun	Vice Chairman and Vice President	M	51	2005/6/28	2008/6/28	1,000	1,000	—	270,000	No
Han Zhihao	Director and Chief Financial Officer	M	54	2005/6/28	2008/6/28	Nil	Nil	—	220,000	No
Wu Haijun	Director and Vice President	M	43	2005/6/28	2008/6/28	1,500	1,500	—	230,000	No
Gao Jinping*	Director	M	39	2005/6/28	2008/6/28	Nil	Nil	—	230,000	No
Shi Wei	Director and Vice President	M	46	2005/6/28	2008/6/28	Nil	Nil	—	230,000	No
Lei Dianwu	External Director	M	43	2005/6/28	2008/6/28	Nil	Nil	—	0	Yes
Xiang Hanyin	External Director	M	51	2005/6/28	2008/6/28	Nil	Nil	—	0	Yes
Chen Xinyuan	Independent Director	M	41	2005/6/28	2008/6/28	Nil	Nil	—	40,000	No
Sun Chiping	Independent Director	M	47	2005/6/28	2008/6/28	Nil	Nil	—	40,000	No
Jiang Zhiquan	Independent Director	M	55	2005/6/28	2008/6/28	Nil	Nil	—	40,000	No
Zhou Yunnong	Independent Director	M	63	2005/6/28	2008/6/28	Nil	Nil	—	40,000	No
Dai Shuming	Chairman of the Supervisory Committee	M	50	2005/6/28	2008/6/28	Nil	Nil	—	230,000	No
Zhang Chenghua	Supervisor	M	50	2005/6/28	2008/6/28	Nil	Nil	—	180,000	No
Wang Yanjun	Supervisor	F	45	2005/6/28	2008/6/28	Nil	Nil	—	160,000	No
Gen Limin	External Supervisor	M	51	2005/6/28	2008/6/28	Nil	Nil	—	0	Yes
Lu Xiangyang	External Supervisor	M	54	2005/6/28	2008/6/28	Nil	Nil	—	0	Yes
Liu Xiangdong	Independent Supervisor	M	54	2005/6/28	2008/6/28	Nil	Nil	—	0	No
Yin Yongli	Independent Supervisor	M	66	2005/6/28	2008/6/28	Nil	Nil	—	0	No
Zhang Zhiliang	Vice President	M	52	2005/6/28	2008/6/28	3,600	3,600	—	0	Yes
Yin Jihai**	Vice President	M	48	2005/6/28	2008/6/28	Nil	Nil	—	120,000
Zhang Jianping	Vice President	M	43	2005/6/28	2008/6/28	Nil	Nil	—	210,000	No
Tang Chengjian	Vice President	M	50	2005/6/28	2008/6/28	Nil	Nil	—	220,000	No
Zhang Jingming	Company Secretary and Corporate Counsel	M	48	2005/6/28	2008/6/28	Nil	Nil	—	220,000	No

Total									2,960,000

Shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

*	As at 31 December 2005, the spouse of Gao Jinping held 20,000 A Shares in the share capital of the Company.

**	Yin Jihai received salary from the Company from January to June in 2005 and from Sinopec Chemical Sales Shanghai Branch Company since July 2005.

5.2	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures

Other than the shares held by the directors, supervisors and senior management as set out above, as at 31 December 2005, none of the directors, supervisors or senior management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)(the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2005, none of the directors, supervisors or senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3	Compliance with Code of Corporate Governance Practices

The Group has complied with all the principles and provisions set out in the Code of Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for code provision C.2 and for the following deviation:

Code provision A.2.1: Roles of chairman and chief executive officer should be separate; responsibilities of chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is both the chairman and president of the Company.

Reason: Mr. Rong Guangdao has extensive experience in large-scale petrochemical production and management. Mr. Rong is the most suitable candidate to serve the positions of the chairman and the president for the Company. For the time being, the Company is unable to identify another person who possesses better or similar abilities and talent as Mr. Rong to serve each of the positions.

5.4	The Model Code for Securities Transactions by Directors of Listed Issuers

The Directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules of the Hong Kong Stock Exchange.

6.	REPORT OF THE DIRECTORS

6.1	Management Discussion and Analysis

(Unless otherwise specified, financial information included in the Management Discussion and Analysis has been extracted from financial statements prepared under IFRS.)

A.	Operating Results

General - Review of the Company’s Operation during the Reporting Period (Business Review)

In 2005, the world’s economy maintained a positive growth momentum while the global petrochemical industry remained at a prosperous stage of its growth cycle. However the rate of growth of the global petrochemical industry was slowing down. Driven by the sustained and relatively strong growth in China’s economy and the global petrochemical industry, China’s petrochemical industry was able to overcome the obstacles brought about by the fluctuating and high international crude oil prices, State’s control on prices of domestic petroleum products and volatility of the petrochemicals market. The domestic petrochemical industry was able to maintain a relatively fast pace of growth as a whole. The domestic industry, in particular the upstream petroleum exploration segments, was able to achieve satisfactory operating results. In 2005, the Company closely monitored the changing conditions of the market, enhanced safe production, strengthened the long-cycle operation of production facilities and fundamental management, further intensified internal reform programs and strived to mitigate the adverse effects as a result of rising prices in oil, electric power, coal and transportation as well as falling prices in some of our products and the effect of typhoon Matsa. The Company’s production and operation remained steady and smooth while other major technical and economic indicators such as crude oil processing volume, ethylene output and sales revenue all achieved record highs. However, economic benefits saw a substantial fall over 2004, with losses even recorded from September to December.

(1)	Strived to achieve safe and smooth production, with total production output achieving a record high exceeding 8,000,000 tons

In 2005, the Company focused on a long-cycle operation of production facilities by ensuring safe production, environmental protection and management of production operation, and by optimizing raw material resources and system operation to maintain a steady increase in production output. During the year, the on-stream availability and the average load factor of the Company’s major production facilities were 96.10% and 93.60%, respectively. The production volume of most product categories recorded year-on-year increases to varying degrees. Crude oil processing volume and ethylene output reached record highs again, with total production output exceeding 8,000,000 tons for the first time at 8,654,800 tons, up 9.94% over the previous year. No industrial or environmental pollution accidents took place during the year.

In 2005, the Company processed 9,493,000 tons of crude oil, up 4.21% over the previous year (of which 9,153,600 tons were imported crude oil, up 6.80% over the previous year). The Company produced 876,500 tons of gasoline, down 4.55% over the previous year; 3,199,400 tons of diesel oil, up 12.71%; 689,500 tons of jet fuel, down 3% over the previous year; 962,400 tons of ethylene, up 0.67% over the previous year; 523,000 tons of propylene, down 0.53% over the previous year; 1,067,100 tons of synthetic resins, up 0.71% over the previous year; 493,800 tons of synthetic fibre monomers, up 18.16% over the previous year, 595,800 tons of synthetic fibre polymers, up 13.01% over the previous year; and 356,600 tons of synthetic fibres, down 1.06% over the previous year. Meanwhile, the quality of the Company’s products was consistently maintained at a premium level, and the Company remained as the largest ethylene and acrylic fibre producer in China.

(2)	Increase in prices of petrochemical products slowed down despite strong demand

In 2005, the overall price level of petrochemical products was higher than those in 2004 as a result of a substantial increase in international crude oil prices which remained volitile at high levels, a relatively strong domestic demand for petrochemical product and a combination of other factors. However, increase in product prices slowed down remarkably. For the year ended 31 December 2005, the weighted average prices (exclusive of tax) of the Company’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 8.50%, 8.12%, 18.37% and 22.55%, respectively over the previous year.

(3)	Impact of crude oil costs

International oil prices continued to surge and remained at high levels in 2005 for the third consecutive year. In the second half of the year, in particular, oil prices climbed to historic highs. On 30 August 2005, the WTI (“West Texas Intermediate”) crude oil prices on the New York Stock Exchange exceeded US$70, setting the record price of US$70.85 per barrel. According to the statistics of China Petroleum and Chemical Industry Association, the annual average price of Brent crude oil increased by 42.48% from US$38.04 per barrel in 2004 to US$54.20 per barrel in 2005. For the year ended 31 December 2005, the Group processed 9,493,000 tons of crude oil (inclusive of oil processed on a sub-contracting basis), representing an increase of 383,600 tons over the previous year. Of this volume, offshore oil accounted for 339,400 tons and imported oil accounted for 9,153,600 tons. Of the Group’s cost of sales, crude oil costs accounted for RMB29,576.4 million or 68.96% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB3,208.22 per ton, up 39.13% over the previous year. Rises in crude oil prices and processing volume increased the Group’s costs of crude oil by RMB9,961 million.

(4)	The Company monitored market changes closely and capitalized on price trends, with product sales continuing to grow along with output

In 2005, the Company closely monitored changing market conditions, adhered to the principle of achieving full production capacity to meet sales demand, controlling sales pace and focusing on the matching of both production volume and pricing. The Company was able to maintain product price levels higher than the average price levels of its counterparts in general. In the second half of 2005, the Company continued to work in accordance with the Sinopec Corp.’s reforms in respect of the sales and marketing setup for petrochemical products and achieved a smooth transition towards a matching of production, sales, market and manpower, ensuring that product sales would grow along with output. The Group sold 8,629,100 tons of products during 2005, up 9.47% over the previous year. The output to sales ratio reached 99.70%. Management of sales contracts and receivables stepped up as well, with a receivable recovery ratio of 100.02% during 2005.

(5)	Project construction proceeded smoothly, with progress made in the preliminary work for new development projects

In 2005, the Company worked hard on the construction of key projects by actively advancing the preliminary work for new development projects. The 8,000,000 tons/year atmosphere and vacuum distillation plant commenced operation in February 2005 to increase its preliminary processing capacity of crude oil to 14,000,000 tons/year. The construction of a raw material supply pipeline, a joint venture project between SPC and Shanghai Secco Petrochemical (the “Shanghai Secco”), came into operation upon mechanical completion in June 2005. The second phase expansion of the PTA Plant to 400,000 tons/year was completed in November 2005 and was successfully commissioned on the first test run. The construction of the 3,300,000 tons/year diesel hydrogenation project and the 380,000 tons/year ethylene glycol project proceeded on schedule. A pre-stage work office dedicated to the Phase V project was also set up for optimizing, registering and approving new development project proposals. Among these proposals, the third phase ethylene expansion plan was submitted to the State Development and Reform Commission, and went through the on-site research and assessment conducted by authoritative organizations.

The Shanghai Secco 900,000 tons/year ethylene joint venture project between the Company, Sinopec Corp. and BP Chemicals East China Investments Ltd. commenced operation in the first half of 2005, whereby 642,000 tons of ethylene were produced during the year.

(6)	Strived to promote technology upgrades in production and operation

In 2005, the Company made new achievements in carrying out technology upgrades on production and operation. The development of proprietary PTA technology for a large-scale complete plant was completed. The Company made promising results in the industrial experimentation of PTT polymers, experimentation of the industrial application of locally-made catalyst for No. 4PE Plant, and experimentation of industrial application of the 250 tons/hour waste water recycling. Progress was made in the development of new products such as flattened and “V” acrylic fibres. Progress was also made in APC technology application in continous reformer PTA plant. According to statistics, the Company’s output of new products was 607,600 tons during the year, up 17.23% over the previous year; output value of new products amounted to RMB5,626 million, up 29.18% over the previous year; output value ratio was 13.35%, up 0.71 percentage point over the previous year. 799,400 tons of synthetic resins of various types were produced, and the ratio of special resins was 81.36%, up 0.19 percentage point over the previous year; 197,600 tons of differentiated synthetic fibres were produced, and the ratio of differentiated synthetic fibres was 55.47%, up 11.48 percentage points over the previous year. Forty-one patent applications were submitted during the year, of which 40 were invention patents.

(7)	Enhanced corporate management and intensified internal reform programs

In 2005, the Company achieved positive results in further enhancing its corporate management and intensifying its internal reform programs. The Internal Control Manual of Shanghai Petrochemical was in use in March 2005 upon approval by the Board. The ERP (“Enterprise Resource Plan”) system came into operation in June 2005, promoting the improvement of business flows, enhancement of cost control, regulating of business conduct and raising of management level. In line with the requirement of a minimized managerial hierarchy, part of the management and business functions were integrated and centralized to further increase professional management capabilities. The quality of the Company’s workforce was raised by stepping up their educational training by level and category. The Company strived to promote the establishment of a corporate culture and increase the management efficiency and level on a continuous basis. The Company also achieved the objective of implementing internal programs for reforming the auxiliary businesses and centralizing the sales and distribution system. As at 31 December 2005, the Company’s work force was reduced by 2,970 employees including voluntary resignations and retirees, representing 10.44% of the total number of 28,451 as at the end of 2004.

(8)	Analysis of the reasons for the significant fall in operating results for the year

As a result of a combination of factors such as higher international crude oil prices, the State’s control over domestic petroleum products, increased costs of electric power, coal and transportation, decrease in prices of some of the Company’s products and the effect of typhoon Matsa in the second half of 2005, the Company failed to effectively mitigate the effect of worsening economic conditions since the second half of the year despite some achievements made after a series of measures had been taken in an attempt to increase output and revenue while reducing costs and expenses. The significant fall in the operating results during the reporting period was mainly attributable to the following reasons:

i.	The Group’s production costs rose significantly as a result of fluctuating and high international crude oil prices. Given that crude oil costs accounted for a major proportion up to 68.96% of the Group’s annual costs of sales and that the average costs of crude oil processed increased by 39.13% over the previous year, far more than the price increases for the Group’s four major products, growth in the Group’s profit was thus reduced substantially.

ii.	The prosperous cycle of the petrochemical industry started in the second half of 2003 and peaked at October 2004, but then the increase in prices of petrochemical products slowed down. Since the second half of 2005, we have seen new highs set by international crude oil prices, a sluggish rise in the prices of petrochemicals and in particular, a distorted correlation between the prices of domestic petroleum products and those of international crude oil. As the Group’s petroleum products accounted for a major proportion, up to 48.05%, of crude oil processing volume, the distorted correlation existing between prices of domestic petroleum products and prices of crude oil caused heavy losses to the Company’s oil refining business. Despite a subsidy of RMB632.8 million granted by the Ministry of Finance, the Company was unable to fully make up the loss of approximately RMB1,370 million (inclusive of sales tax) arising from the sales of petroleum products so much, so that total profits of the Group fell remarkably in the second half of 2005 over the first half, with losses recorded from September to December.

iii.	Shanghai Secco (in which the Company owns a 20% interest) commenced operation smoothly in the first half of 2005. However, a substantial loss was incurred in 2005 as a result of a one-off amortization of all start-up expenses for the current year. Accordingly, the loss from the investment in Shanghai Secco aggregated at RMB152.1 million on the basis of the Company’s proportion of investment therein.

Critical Accounting Policies

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in financial statements. The Group believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

Impairments

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets are not readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Summary

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes, for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2005 Net Sales			2004 Net Sales			2003 Net Sales
	Sales Volume			Sales Volume			Sales Volume
	(‘000 tons)	(Millions of RMB)	% of Total	(‘000 tons)	(Millions of RMB)	% of Total	(‘000 tons)	(Millions of RMB)	% of Total
Synthetic Fibres	355.2	4,764.0	10.6	384.4	4,751.8	12.3	395.4	4,092.6	14.1
Resins and Plastics	1,505.8	13,958.3	30.9	1,409.7	12,086.0	31.3	1,389.8	8,864.3	30.6
Intermediate Petrochemicals	1,010.5	6,556.0	14.5	1,075.8	5,896.6	15.3	1,021.8	3,851.3	13.3
Petroleum Products	5,400.0	17,955.0	39.7	4,828.9	13,101.9	33.9	4,650.4	10,329.1	35.7
All others	—	1,957.0	4.3	—	2,827.8	7.2	—	1,805.4	6.3

Total	8,271.5	45,190.3	100.0	7,698.8	38,664.1	100.0	7,457.4	28,942.7	100.0

The following table sets forth a summary statement of income for the years indicated (prepared under IFRS):

	Years ended 31 December
	2005		2004		2003
	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues
Synthetic fibres
Operating revenues	4,781.8	10.4	4,778.0	12.1	4,115.0	14.0
Operating expenses	(4,518.4)	(9.8)	(4,527.6)	(11.5)	(4,002.7)	(13.5)

Operating profit	263.4	0.6	250.4	0.6	112.3	0.5

Resins and plastics
Operating revenues	14,010.3	30.5	12,154.4	30.8	8,907.4	30.1
Operating expenses	(12,519.6)	(27.3)	(10,267.8)	(26.0)	(8,279.5)	(28.0)

Operating profit	1,490.7	3.2	1,886.6	4.8	627.9	2.1

Intermediate petrochemicals
Operating revenues	6,586.5	14.3	5,941.6	15.1	3,879.8	13.1
Operating expenses	(5,605.5)	(12.2)	(4,390.8)	(11.1)	(3,282.4)	(11.1)

Operating profit	981.0	2.1	1,550.8	3.9	597.4	2.0

Petroleum Products
Operating revenues	18,616.5	40.5	13,692.4	34.8	10,834.6	36.6
Other income	632.8	1.4	—	—	—	—
Operating expenses	(19,696.2)	(42.9)	(12,705.8)	(32.3)	(10,382.5)	(35.1)

Operating profit	(446.9)	(1.0)	986.6	2.5	452.1	1.5

Others
Operating revenues	1,960.8	4.3	2,836.2	7.2	1,830.3	6.2
Operating expenses	(1,721.0)	(3.7)	(2,485.4)	(6.3)	(1,613.6)	(5.5)

Operating profit	239.8	0.6	350.8	0.9	216.7	0.7

Total
Operating revenues	45,955.9	100.0	39,402.5	100.0	29,567.1	100.0
Other income	632.8	1.4	—	—	—	—
Operating expenses	(44,060.7)	(95.9)	(34,377.4)	(87.2)	(27,560.7)	(93.2)

Operating profit	2,528.0	5.5	5,025.2	12.8	2,006.4	6.8
Share of (losses)/profits of associates	(61.0)	(0.1)	(36.9)	(0.1)	(24.0)	(0.1)
Net financing costs	(179.4)	(0.4)	(292.0)	(0.7)	(392.0)	(1.3)

Income before tax	2,287.6	5.0	4,696.3	11.9	1,590.4	5.4
Income tax	(366.3)	(0.8)	(637.1)	(1.6)	(145.1)	(0.5)
Income after tax	1,921.3	4.2	4,059.2	10.3	1,445.3	4.9

Attributable to:
Equity shareholders of the Company	1,850.5	4.0	3,971.1	10.1	1,401.7	4.8
Minority interests	70.8	0.2	88.1	0.2	43.6	0.1

Income after tax	1,921.3	4.2	4,059.2	10.3	1,445.3	4.9

RESULTS OF OPERATIONS

Year ended 31 December 2005 compared with year ended 31 December 2004.

Net sales

Total net sales increased by 16.88% to RMB45,190.3 million in 2005 as compared with RMB38,664.1 million in 2004. In 2005, the demand for petrochemical products remained strong, driving the product prices to rise. However, the rise slowed down remarkably. The weighted average prices of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2005 increased to varing degrees as compared with 2004.

(i)	Synthetic fibres

Net sales of synthetic fibre products increased by 0.26% to RMB4,764.0 million in 2005 as compared with RMB4,751.8 million in 2004. Although the weighted average price of synthetic fibres increased by 8.50%, the profit margin of synthetic fibre products was narrowed due to the raw material cost of synthetic fibres remained at high level. As such, the sales volume of synthetic fibres decreased by 7.60% compared with 2004 as a result of decrease in the sales volume of certain major synthetic fibre products to varying degrees other than industrial fibre and acrylic top.

Net sales of synthetic fibre products accounted for 10.54% of the Group’s total net sales in 2005, a decrease of 1.75% compared with 2004.

(ii)	Resins and plastics

Net sales of resins and plastics increased by 15.49% as compared with RMB12,086.0 million in 2004 to RMB13,958.3 million in 2005. Weighted average price increased by 8.12% as compared with 2004 and sales volume increased by 6.82% as compared with 2004. Among the Group’s resins and plastics products for 2005, the sales volume of polyester pellet, polyethylene and polypropylene increased by 20.29%, 2.88% and 2.12%, respectively, with the Group’s average sales price increased by 1.83%, 8.29% and 16,53%, respectively.

Net sales of resins and plastics accounted for 30.89% of the Group’s total net sales in 2005, decreased by 0.37% as compared with 2004.

(iii)	Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 11.18% as compared with RMB5,896.6 million in 2004 to RMB6,556.0 million in 2005 with weighted average price increased by 18.37% as compared with 2004. Sales volume decreased by 6.07% as compared with 2004. Among the Group’s intermediate petrochemical products, the weighted average prices of the Group’s major products such as ethylene, pure benzene, butadiene and ethylene oxide increased respectively by 2.88%, 7.43%, 37.36% and 16.81%, while the sales volumes of pure benzene and butadiene increased by 3.77%, 2.80% and 11.72%, except for ethylene, the sales volume of which decreased by 2.59%.

Net sales of intermediate petrochemicals accounted for 14.51% of the Group’s total net sales in 2005, a decrease of 0.72% as compared with 2004.

(iv)	Petroleum products

Net sales of petroleum products increased by 37.04% as compared with RMB13,101.9 million in 2004 to RMB17,955.0 million in 2005, with an increase of 22.55% in the weighted average price and 11.82% in sales volume of these products as compared with 2004. The weighted average price of gasoline, diesel oil and jet fuel increased by 28.30%, 21.69% and 29.00%, respectively, with sales volumes increased by 20.94%, 11.96% and 13.18%.

Net sales of petroleum products accounted for 39.73% of the Group’s total net sales in 2005, an increase of 5.84% as compared with 2004.

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB632.8 million in respect of the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2005. There are no unfilled conditions and other contingencies attached to the receipt or usage of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

(v)	Trading and other activities

Revenues for trading and other activities decreased by 30.79% to RMB1,957.0 million in 2005 as compared with RMB2,827.8 million in 2004.

Operating profit of the Group decreased by 49.69% to RMB2,528.0 million in 2005 as compared with RMB5,025.2 million in 2004. The Group’s operating expenses increased by 28.17% to RMB44,060.7 million in 2005 as compared with RMB34,377.4 million in 2004, mainly due to the increase in international crude oil prices. Of which, the operating expenses of resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB12,519.6 million, RMB5,605.5 million and RMB19,696.2 million, respectively, representing increases of 21.93%, 27.66% and 55.02% as compared with 2004. Operating expenses of synthetic fibres and trading and other activities amounted to RMB4,518.4 million and RMB1,721.0 million, respectively, representing decreases of 0.20% and 30.76% as compared with 2004.

(i)	Synthetic fibers

Operating expenses of synthetic fibers decreased by RMB9.2 million as compared with 2004, mainly due to the sales volume of synthetic fibers decreased by 7.60% as compared with 2004.

(ii)	Resins and plastics

Operating expenses of resins and plastics increased by RMB2,251.8 million as compared with 2004, mainly due to the raw material costs such as ethylene and propylene increased. Sales volume of polyester chips increased by more than 70,000 tons or 6.81% as compared with 2004 which was also contributed to the increase in cost of sales and selling expenses of resins and plastics.

(iii)	Intermediate petrochemicals

Operating expenses of intermediate petrochemicals increased by RMB1,214.7 million as compared with 2004, due to the raw material cost such as naphtha increased.

(iv)	Petroleum products

Operating expenses of petroleum products increased by RMB6,990.4 million as compared with 2004, mainly due to the continuous increase in prices of crude oil (major production raw material of the Group), which has directly led to a significant increase in the cost of sales and selling expenses of petroleum products. The weighted average cost of crude oil processed increased by 39.13% to RMB3,208 in 2005 as compared with RMB2,306 in 2004.

(v)	Trading and other activities

Operating expenses of trading and other activities decreased by RMB764.4 million as compared with 2004.

Cost of sales

Cost of sales increased by 29.09% to RMB42,887.7 million in 2005 as compared with RMB33,223.6 million in 2004, accounted for 94.90% of the net sales for 2005, primarily due to a significant increase in the price of crude oil which was the Group’s major raw material in 2005.

(i)	Crude Oil

In 2005, the Group processed 9,493,000 tons of crude oil (of which 274,000 tons were processed on a sub-contracting basis) an increase of 383,600 tons as compared with 9,109,400 tons in 2004 (602,500 tons of sub-contracting processing in 2004). The volume of crude oil processed by the Group of imported oil and offshore oil, were 9,153,600 tons and 339,400 tons, respectively.

Total cost of crude oil processed by the Group in 2005 was RMB29,576.4 million, an increase of 50.78% as compared with RMB19,615.6 million in 2004 and accounted for 68.96% of the cost of sales. The weighted average cost of crude oil for the Group was RMB3,208.22 per ton representing an increase of 39.13% as compared with 2004. The weighted averaged costs of imported oil and offshore oil were RMB3,219 per ton and RMB2,930 per ton, respectively.

(ii)	Other expenses

Expenses for other ancillary materials was RMB6,954.0 million in 2005, an increase of 14.16% as compared with RMB6,091.6 million in 2004 primarily due to a significant increase in the purchasing costs of intermediate petrochemicals such as naphtha and acrylonitrile during the reporting period. During the reporting period, the Group did not have significant capital expenditure project completed and new acquisition of fixed assets. Depreciation decreased from RMB1,794.1 million in 2004 to RMB1,705.1 million in 2005. Energy and power costs increased to RMB892.0 million due to an increase in the price of coal and electricity in 2005. Labor and maintenance costs decreased to RMB1,168.5 million and RMB896.0 million, respectively, during the year.

Selling and administrative expenses

Selling and administrative expenses was RMB444.4 million, an increase of 8.90% as compared with RMB408.1 million due to a significant increase in the Group’s income from principal operations as compared with 2004.

Operating income

Operating income was RMB2,528.0 million, a significant decrease of 49.69% as compared with RMB5,025.2 million in 2004, primarily due to a significant increase in the Group’s cost of production as a result of rising crude oil prices during the reporting period. The distorted correlation between international crude oil prices and domestic petroleum product prices which was subject to the State’s control has also led to a decrease in the Group’s operating efficiency in 2005.

Other operating income

Other operating income was RMB238.6 million in 2005, a decrease of 13.86% as compared with RMB277.0 million in 2004.

Other operating expenses

Other operating expenses decreased by 29.10% from RMB284.2 million in 2004 to RMB201.5 million in 2005, primarily due to the decrease in employee reduction expenses during the reporting period.

Net financing costs

The Group’s net financing costs was RMB179.4 million in 2005, a decrease of 38.56% as compared with RMB292.0 million in 2004, which was primarily due to a decrease in the balance of bank borrowings as compared with 2004, appreciation of RMB and realized foreign exchange gain of RMB57.1 million.

Profit before tax

The Group’s profit before tax was RMB2,287.6 million in 2005, a decrease of 51.29% as compared with RMB4,696.2 million in 2004.

Income tax

The Group’s income tax decreased by 42.51% to RMB366.3 million in 2005 as compared with RMB637.1 million in 2004. This decrease was primarily due to a substantial decrease in total profit.

The Group continued to pay income tax at a preferential rate of 15% in 2004. This preferential rate was first applied to us under approval from State tax authorities effective from 1 January, 1993. According to relevant taxation regulation issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for years in 1996 and 1997. From 1998 to 2005, the tax privilege was not revoked by the relevant government authorities. However, the Group is unable to confirm whether the Ministry of Finance will maintain the 15% tax rate in 2006.

Profit after tax

Profit after tax was RMB1,921.3 million in 2005, a significant decrease of 52.67% as compared with RMB4,059.2 million in 2004.

B.	Analysis of the Company’s principal operations and performance

(a)	Principle operations by segment or product (prepared under PRC Accounting Rules and Regulations)

By segment or product	Income from principal operations	Cost of sales	Gross profit margin	Increase/decrease of income from principal operations compared to the previous year	Increase/ decrease of cost of sales compared to the previous year	Increase/decrease of gross profit margin compared to the previous year
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	(%)
Synthetic fibres	4,781,787	4,352,965	8.97	0.08	-0.57	Increase 0.6 percentage points
Resins and plastics	14,010,287	11,631,710	16.98	15.27	21.03	Decrease 3.95 percentage points
Intermediate petrochemicals	6,586,556	5,024,854	23.71	10.86	30.12	Decrease 11.29 percentage points
Petroleum products	18,616,544	18,955,210	-1.82	35.96	60.54	Decrease 15.59 percentage points
Trading and others	1,902,633	1,640,374	13.78	-32.92	706.20	Decrease 3.32 percentage points
Including: connected transactions	19,870,978	19,023,005	4.27	34.64	41.66	Decrease 4.74 percentage points
Price-setting principles of connected transactions	The directors of the Company (including independent non-executive directors) believe that the connected transactions were conducted on normal commercial terms which are no less favourable than those offered to or by any third party and were conducted in ordinary course
	of business. This was confirmed by the independent non-executive directors of the Group.

Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil-related materials and sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sells petrochemicals to Sinopec Corp. and its associates and Sinopec
Corp. and its associates act as an agency for the sale of petrochemicals in order to reduce the
Company’s inventories, expand its trading, distribution and sales networks and improve our bargaining power with our customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its
	associates in order to secure steady and reliable services at reasonable prices.

(b)	Principal operations by geographical location

	Unit: RMB’000
Geographical location	Income from principal operations	Increase/decrease of income from principal operations compared to the previous year (%)
Eastern China	43,325,545	15.95
Other regions in China	2,544,244	30.87
Exports	86,114	-8.29

C.	Liquidity and Capital Resources

The Group’s primary sources of capital are operating cash flow and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, operating expenses and capital expenditures.

Capital Resources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash inflow provided from operating activities was RMB3,943.6 million in 2005, a decrease of RMB646.1 million as compared with RMB4,589.7 million in 2004. Due to the increase in the costs of the Group’s crude oil being higher than the increase in sales prices of various major products during the reporting period, net cash inflows from profit before tax net of depreciation was RMB3,992.7 million in 2005, a decrease of RMB2,497.6 million of net cash flow as compared with RMB6,490.3 million in 2004. Increased inventories balance at the end of the year led to an increase in cash outflow by RMB387.2 million in 2005 (as compared with an increase in cash outflow by RMB223.5 million during the same period of the previous year). Change in year-end amount of operating payables and other payables led to an increase in cash outflow by RMB223.0 million in 2005 (as compared with an increase in cash outflow by RMB376.9 million during the same period in the previous year). Decrease in the year-end balances of debtors, bills receivables and deposits led to an increase in operating cash inflow by RMB1,170.9 million in 2004 (as compared with a decrease in cash inflow of RMB515.0 million during the same period in the previous year). In addition, the Group’s income tax payment decreased significantly due to a significant decrease in profit during the reporting period. In 2005, income tax payment led to a cash outflow of RMB431.0 million (as compared with RMB673.2 cash outflow in 2004).

Cash flow breakdowns of the Group during the reporting period (prepared under PRC Accounting Rules and Regulations)

	2005 RMB’000	2004 RMB’000
Net cash inflow from operating activities	4,245,114	4,908,020
Net cash outflow from investing activities	(1,189,242)	(2,312,219)
Net cash outflow from financing activities	(3,395,755)	(2,745,677)

Borrowings

The Group’s borrowings in 2005 amounted to RMB5,404.0 million, a decrease of RMB1,610.9 million compared with RMB7,014.9 million in 2004, of which, short-term borrowings decreased RMB1,073.6 million. Short-term borrowings were primarily used to meet our needs for working capital during the production and operation process, all carried floating interest rates and were denominated in Renminbi. Long-term borrowings was RMB1,477.3 million in 2005, a decrease of RMB537.3 million as compared with RMB2,014.6 million in 2004. Most of our long-term borrowings were used for capital expansion projects for the past years.

The Group managed to maintain its asset-liability ratio by enhancing control over both liabilities, including bank borrowings, and financing risks. The Group generally does not experience any seasonality in borrowings. Rather, due to the planned nature of capital expenditures, long-term borrowings can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing bank loans do not restrict our ability to pay dividends on our shares.

Debt-equity ratio

The Group’s debt-equity ratio was 7.3% in 2005 compared to 9.9% in 2004. The ratio is calculated using this formula (total long-term loans)/(total long-term loans + shareholders’ equity).

D.	Research and Development, Patents and Licenses, etc.

The Group maintains a range of technology development units, including Petrochemical Research Institute, Polyester Fiber Research Institute and Acrylic Fibre Research Institute, for research and development with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures in 2003, 2004 and 2005 were RMB101.2 million, RMB74.7 million and RMB79.5 million, respectively, representing approximately 0.3%, 0.2% and 0.2% of the total sales, respectively, in those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts or new production processes.

E.	Off-Balance Sheet Arrangements

Please refer to section 7.2 - Guarantees and note 33 to the financial statements under IFRS for details of the Group’s external guarantee and capital undertakings.

F.	Contractual obligations

The followings table sets forth our obligations to make future payments under contracts effective as of 31 December 2005.

	As of 31 December 2005 Payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)	After 5 years (RMB’000)
Contractual obligations
Short-term loan	2,553,537	2,553,537	—	—	—
Long-term loan	2,850,446	1,373,205	1,407,145	50,410	19,706

Total contractual obligations	5,404,003	3,926,742	1,407,145	50,410	19,706

G.	Description of substantial changes in the Company’s major financial data during the reporting period against the previous year (prepared under PRC Accounting Rules and Regulations)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the net profits for the reporting period, together with reasons for the changes.)

			Unit: RMB’000
	For the years ended 31 December		Increase/ decrease amount	Change (%)	Reason for change
Items	2005	2004
Profit from principal operations	3,527,005	6,654,977	-3,127,972	-47.00	Crude oil costs increased substantially, sluggish prices of major product and gross profit margin of the oil refining business decreased substantially.
Profit from operations	1,723,162	4,808,178	-3,085,016	-64.16
Net profit	1,704,627	3,971,265	-2,266,638	-57.08
Subsidy income	632,820	—	632,820	—	The Company received a cash government grant of RMB632.8 million from the Ministry of Finance in December 2005.
Cost of sales	41,605,113	32,009,082	9,596,031	29.98	Crude oil costs increased substantially.

				Unit: RMB’000
Items	31 December 2005	31 December 2004	Increase/ decrease amount	Change (%)	Reason for change
Short-term borrowings	2,553,537	3,742,727	-1,189,190	-31.77	Payment upon expiry

H.	Analysis of performance and results of the companies during the reporting period, in which the Company has controlling interests or investment interests

As at 31 December 2005, the Company had equity interests of more than 50% in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Class of legal person shares	Percentage of the equity held by the company	Percentage of the equity held by subsidiaries (%)	Registered Capital (‘000)	Net Profit for 2005 (‘000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB800,000	200,771
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB25,000	11,011
Shanghai Jinhua Industrial Company Limited	China	Trading in petrochemical products	China	Limited company	—	81.79	RMB25,500	17,524
Shanghai Jindong Petrochemical Industrial Company Limited	China	Trading in petrochemical products	China	Limited company	—	60	RMB20,000	-15,299
Shanghai Golden Way Petrochemical Company Limited	China	Production of vinyl acetate products	China	Limited company	—	75	US$3,460	7,834
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$4,750	2,531
Shanghai Golden-Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$50,000	180,926
Zhejiang Jin Yong Acrylic Fiber Company Limited	China	Production of acrylic fiber products	China	Limited company	75	—	RMB250,000	-25,892
Shanghai Petrochemical Enterprise Development Company Limited	China	Investment management	China	Limited company	100	—	RMB455,000	-38,454
Shanghai Golden Conti Petrochemical Company Limited	China	Production of Petrochemical products	China	Limited company	—	100	RMB545,776	70,657

None of the subsidiaries have issued any debt securities.

The Company’s equity interests in associates comprised an equity interest of 38.26% in Shanghai Chemical Industry Park Development Co., Ltd. set up in the PRC, amounting to RMB658.5 million, and an equity interest of 20% in Shanghai Secco set up in the PRC, amounting to RMB1,336.6 million. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. is the planning, development and operation of the Chemical Industry Park in Shanghai, PRC, while the principal business of Shanghai Secco is the production of petrochemicals such as ethylene.

Results analysis of the companies, in which the Group has controlling interests or investment interests and which affected 10% or more of the Group’s net profit: Shanghai Golden Phillips Petrochemical Company Limited, mainly engaged in the production of polyethylene filament products and specialized materials, recorded income from principal operations of RMB1,354.0 million and profit from principal operations of RMB241.6 million.

I.	Major suppliers and customers

The Group’s top five suppliers during 2005 were Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinopec International Co. Ltd., Sino Chemical International Oil Co. Ltd. and China National Offshore Oil Corporation. The total cost of purchases from these suppliers accounted for 74% of the total cost of purchases by the Group during the year, amounting to RMB31,166.9 million. The cost of purchases from the largest supplier amounting to RMB20,436.0 million, represented 49% of the total cost of purchases by the Group during the year.

The Group’s top five customers during 2005 were Sinopec Huadong Area Sales Company, Sinopec Gaoqiao Branch, Shanghai Chlor-Alkali Chemical Company Limited, Shanghai Xinshan Chemical Industry Company Limited and Shanghai Secco. The total sales derived from these customers represented 42% of the Group’s total turnover during the year, amounting to RMB19,267.7 million. The sales derived from the largest customer amounting to RMB15,855.3 million, represented 35% of the turnover during the year.

None of the directors (or their associates) or shareholders of the Company, to the knowledge of the Board, held any interest in the above suppliers and customers, namely Sino Chemical International Oil Co. Ltd., China National Offshore Oil Corporation, Shanghai Chlor-Alkali Chemical Company Limited or Shanghai Xinshan Chemical Industry Company Limited. Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinopec International Co. Ltd., Sinopec Huadong Area Sales Company and Sinopec Gaoqiao Branch are subsidiaries of the Company’s controlling shareholder, Sinopec Corp. The Company owns an equity interest of 20% in Shanghai Secco.

J.	Others

Employees

As at 31 December 2005, the Company has 25,481 employees, among whom 16,427 were production staff, 7,505 were sales, finance and other staff, 2,004 were executives. 25.51% of the Group’s staff were graduates of colleges or universities. The Group was responsible for pension for retirees amounted to 10,260 people.

Purchase, Sale and Investment

Save and except as disclosed in the annual report, during 2005, there was no material purchase or sale of our subsidiaries or associated or any other material investments.

Pledge of Assets

As at 31 December 2005, no property and equipment were pledged by the Group (31 December 2004: RMB0).

Accounting principles generally accepted in the United States of America (“U.S. GAAP”) Reconcillation

The financial statements prepared in accordance with IFRS differ in certain significant respects from U.S. GAAP. Please see section D for supplementary information for North American shareholders. As a result of these differences and the effect after tax, profit attributable to equity Shareholders of the Company reported under U.S. GAAP was higher than profit attributable to equity Shareholders of the Company reported under IFRS by RMB18.9 million in 2005, RMB175 million in 2004 and RMB166.7 million in 2003. Shareholders’ equity reported under U.S. GAAP was higher than the one reported under IFRS by RMB81.1 million as of 31 December 2005 and higher by RMB64.7 million as of 31 December 2004.

6.2	Company’s Outlook on Future Developments (Business Prospects)

(i)	The industry’s trend and competition posed to the Company

In 2006, the global tendency towards multipolarity and economic globalization will continue. The world’s economy is expected to maintain its steady growth momentum but the pace is likely to slow down. Under the effects of macro-economic measures, China’s economy should maintain its steady, robust growth but the growth rate is expected to slow, with a GDP growth rate projected at around 8.8%. The sustained economic growth in both the international and domestic scenes will bring about attractive business opportunities to the petroleum and petrochemical industry. Following the commencement of operation of large-scale ethylene joint-venture projects such as Shanghai Secco and Nanjing Yangba in 2005, the 800,000-ton ethylene project in Huizhou, the l,000,000-ton ethylene renovation and expansion project in Maoming and the 600,000-ton ethylene renovation and expansion project in Lanzhou are also scheduled for completion and commencement of operation in 2006. Despite the expanding petrochemical output in China, the domestic petrochemicals market is expected to remain prosperous due to the gradually increasing demand for petroleum, natural gas, petroleum products and major petrochemicals as driven by strong economic growth. In general, the macro-economic conditions will remain positive but petrochemical companies will still be exposed to a number of unfavourable and uncertain factors: the possibility of continued high international crude oil prices; the State’s control over prices of domestic petroleum products; reduction of tariffs for imported petrochemicals; declining prices of petrochemical products; continued tight supply of coal, electric power and transportation; intensification of international trade barriers and trade conflicts; and increasing pressure from environmental protection requirements. All these factors will have certain impact on the production and operation of the petrochemical industry in China, adding uncertainties and risks to the operation of petrochemical companies.

In response to the macro-economic measures and the changes taking place in the industry’s growth cycle, the Company will strive to intensify reform programs, carry out restructuring, increase operational efficiency, enhance management, regulate operation and minimize operational risks. It will also capitalize on business opportunities, accelerate development and enhance core competitiveness. The Company will strive to continue to achieve satisfactory operating results in 2006.

(ii)	The Company’s opportunities, challenges and strategies ahead

China’s Eleventh Five-year Plan will commence in 2006, during which increasing economic globalization, advancement in science and technology and recovery of the world’s economy should facilitate steady growth of the global petroleum and petrochemical industry. Between 2005 and 2010, the world’s economy is expected to grow at an annual average rate of between 2.8% and 3.7%. Demand for petroleum will grow between 1.2% and 1.7% per annum while demand for ethylene will grow at 4.5% per annum. China’s economy will be able to maintain its steady and strong growth, with GDP per capita doubling by 2010 over 2000. Although the increase in domestic demand for petrochemicals during the period of the Eleventh Five-year Plan is expected to be slightly lower than that of the period of the Tenth Five-year Plan, the increase will remain stable, witnessed by more rising demands for product quality and variety. China’s domestic demand for the three petroleum products, namely petrol, coal and diesel oil, will increase from 168,000,000 tons in 2005 to 220,000,000 tons by 2010, and the demand for ethylene will increase from 18,700,000 tons in 2005 to 24,000,000 tons by 2010. The availability of diversified, high value-added and high performance downstream ethylene products will offer room for growth which will in turn benefit the development of China’s domestic petroleum and petrochemical industry.

However, it should be noted that the domestic petrochemical industry will be encountering various challenges during the period of the Eleventh Five-year Plan as well. First, the global scramble for petroleum resources will be intensifying and ensured petroleum supply is under a great challenge. With reduced supply of domestic crude oil and increasing reliance upon imported crude oil, China is exposing itself to complex and changing risks associated with the use of international petroleum and natural gas resources. In addition, with the development of the ethylene industry in future, China will face increasing difficulties in obtaining supply of oil for petrochemical purposes and the growth of the petrochemical industry will be subject to the shortage of resources. Secondly, as the world is entering an era characterized by high oil prices with international oil prices constantly staying at a high level. China’s existing pricing mechanism for petroleum products will place oil refining and the petrochemical industry under pressure from rising costs and increasing operational risks. Thirdly, as the post-transitional period comes to an end upon China’s accession to the WTO, the domestic market will see significant competition from imported products as a result of increasing marketization of petroleum and petrochemical products, coupled with declining tariffs on imported products and deregulation of the right to operate foreign trade. As the markets and investments themselves become more diversified, competition from neighbouring countries (in particular, the Middle East) and from domestic industry peers will be more intensified than that during the period of the Tenth Five-year Plan. Fourthly, competition in the technology field will intensify, witnessed by petrochemical companies placed under “siege” by the technology of foreign companies. Major foreign petrochemical companies possess a great deal of state-of-the-art patented technology and branded products, and are consistently developing advanced technology, thereby giving these foreign companies a competitive edge in the field of technology. Fifthly, more stringent environmental protection requirements have been set for the Chinese petrochemical industry as a result of science achievements and the promotion of a harmonized society. Enhanced utilization of resources, development of pollution-free production and production of pollution-free products as well as emission of “no pollutants” will become necessities for the petrochemical industry, leading to increased investments and costs for the industry.

Looking ahead to the future development, the Company will strategically position itself as “a first-class China enterprise and an advanced corporation internationally”, and be committed to matching external expansion with internal development and focusing on internal development as its mission. During the period of the Eleventh Five-year Plan, led by the ethylene renovation project carried out in three phases, with a focus on olefin-polyolefine chain and aromatic hydrocarbon- polyester chain supplemented by public utility projects, the Company will continue to maintain and expand its existing economies of scale and enhance the overall economic benefits of the integrated oil refining industry, and to upgrade the Company’s overall competitiveness around the world and its capabilities for sustainable growth.

(iii)	New business initiatives for 2006

In 2006, in the face of acute supply of crude oil resources, rising international oil prices, expanding petrochemical output capacity, falling prices of petrochemicals and intensifying competition, the Company will build on a low-cost strategy, unleash its potentials, optimize resource allocation and maximize effectiveness on management, production, innovation and marketing in order to enhance its competitiveness through cost reductions and optimized adjustments.

(a)	Striving to cut costs and expenses and strictly controlling cost drivers

The Company will identify the sources of costs and will implement strict control over such cost drivers as the Company’s major task. It will strengthen management, control expenses, promote optimization and reduce procurement costs of crude oil, large amount of petrochemical raw materials and fuel, thereby cutting operating costs of production facilities and other expenses arising from production and operation.

The major measures are: first, further enhance the management of safety, environmental protection, production and equipment, etc. to ensure the smooth long-cycle operation of facilities. Secondly, improve the sales supply management system and business flows and reduce procurement costs of crude oil, large amount of petrochemical raw materials and fuel as well as sales costs of products. Thirdly, improve optimization, allocation and utilization of production resources to effectively reduce energy and raw material consumption during production. Fourthly, continue to improve fundamental management, infrastructure and basic training and set up a regulated, systematic and procedural scheme aimed at preventing wrong decision-making and risks in operation.

(b)	Advancing reform programs and optimizing and adjusting the structure of the corporate value chain

The Group will conscientiously implement a scientific development vision and will focus on restructuring, intensifying reform programs, and changing its growth pattern so as to optimize and adjust the structure of the corporate value chain. It will strive to improve industrial restructuring and business flows and accelerate the pace of a new round of development to enhance the Company’s overall competitiveness on a continuous basis.

The major measures are: first, restructure the operation assets in tandem with the new round of development on the basis of the “do-and-don’t principle”. Secondly, optimize management flow, enhance centralized management and increase management efficiency in line with the requirements of a horizontalized management and the implementation of the ERP system. Thirdly, revise the Company’s development plan, implement a new-round development proposals to steadily expand the Company. Fourthly, further capitalize on new product development and application of new technologies and strive to promote technological advancement and IT construction.

(c)	Focusing on people and building a quality team

The Company remains committed to stepping up effective development and utilization of human resources by improving the management of staff performance, strengthening staff training, strengthening the cultivation of management leaders, focusing on the establishment of a corporate culture, and striving to build a quality team to ensure smooth implementation of production, operation as well reform and development programs.

The major measures are: first, through focusing on people, further improve the development of human resources; implement company-wide performance management; and enhance appraisals, job rotation and incentive plan for staff. Secondly, in line with the practical needs of the Company’s staff training program, production operation as well as reform and development projects for 2005-2010, actively provide staff training programs and further raise the quality of the three core teams (management, professionals and skilled operators). Thirdly, reinforce the cultivation of management leader by stepping up learning, execution and control. Fourthly, actively promote the vision of low-cost strategy, further promote the establishment of a corporate culture and create a harmonious environment within the Company.

(iv)	The risks which the Company may be exposed to in its future development

(a)	Characteristics of the petroleum and petrochemical industry’s cycle as well as volatility of the prices of crude oil and refinery products may have an adverse impact on the Group’s operation and production.

A large part of the Group’s revenue is derived from the sale of petrochemicals. Historically, such products have been cyclical in nature and sensitive towards the supply and prices of raw materials as well as towards the overall economic situations. The markets where many of the Group’s products are available respond sensitively to changes in industrial output and output level, the conditions of regional and global economies, cyclical changes in the prices and supply of substitutes, and changes in consumer demand. The above factors have a major impact, from time to time, on the prices of the Group’s products available on the regional and global markets. Historically, these markets have been experiencing short supply during different periods of time which led to an increase in prices and profits, followed by a period of increased output which might result in oversupply and a decline in prices and profits. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemicals will remain volatile and uncertain. Increased crude oil prices and fallen petrochemicals prices are likely to have an adverse impact on the Group’s business, operating results and financial status.

(b)	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital intensive sector. The Group’s capability to maintain and increase income, net income and cash flows is conditional upon ongoing capital expenditures. The Group’s capital expenditures will amount to RMB1,800 million approximately (US$223.1 million) for 2006, which will be met by financing activities and part of the Group’s self-owned funds. As at 31 December 2005, the Company’s outstanding liabilities totaled approximately RMB222.7 million (US$27.6 million). On 31 December 2005, Sinopec Corp. (the Group’s controlling shareholder) provided guarantee to the Group’s US$4.5 million long-term borrowings.

The Group’s capability to secure external financing in future is subject to a number of uncertainties which include:

•	the Company’s operating results, financial status and cash flow in future;

•	China’s economic situations and the market situations for the Group’s products;

•	financing costs and situations of the financial market; and

•	grant of government approval documents and other risks associated with the development of infrastructure projects in China, and so forth.

The Company’s failure to secure sufficient financing required for operation or development plans may have an adverse impact on the Group’s business, operating results and financial status.

(c)	The Group may be exposed to intensifying competition.

Eastern China, a major market of the Group, has been experiencing a stronger economic growth and a higher demand for petrochemicals than other regions, which the Company believes, will prompt rival petrochemical companies to attempt to expand their sales volume and set up their sales networks in our major markets. This tendency is believed to continue and may intensify. Intensifying competition may have an adverse impact on the Group’s financial status and operating results.

(d)	The Group may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. The Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing the increased cost to the Group’s customers. However, whether the Group is able to pass on the increased costs to its customers is subject to the market conditions and the State’s regulations and policies. While there was a time lag between rising crude oil prices and increasing petrochemical products prices, rising crude oil prices cannot be totally offset by increasing the sales prices of the Group’s products. This may have a major adverse impact on the Group’s financial status, operating results or cash flow.

(e)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to the scrutiny of a number of environmental protection laws and regulations in China. Such laws and regulations permit the government to:

•	levy a tax on emission of wastes;

•	levy a fine and a charge on acts that have seriously damaged the environment; and

•	shut down any facilities which are not in compliance with the law and request that a rectification be made or the operation which is damaging the environment be suspended, all of which at the judgment of the Central Government.

Wastes are produced during the Group’s production and operation. Besides, operating permits are required for the Group’s production equipment, and such permits may be subject to renewal, revision or revocation. The Group’s operations are in full compliance with all applicable Chinese environment protection laws and regulations already promulgated and being enforced. However, the State has already enforced strict laws and environmental standards and may enforce stricter laws and stricter environmental standards. The Group cannot assure that the State or local government will not enact more regulations or more strictly enforce certain (existing) regulations which may cause additional expenses on environmental protection measures.

(f)	The Group will be under a longstanding impact of competition and imported products from foreign companies upon China’s accession to the World Trade Organization (“WTO”).

As a member state of WTO, China has undertaken to lift some tariffs and non-tariff barriers imposed on foreign players in the Chinese domestic petrochemical market, while such barriers used to benefit us. In particular, the tax rates of tariffs imposed on imported petrochemicals which are in competition with the Group’s products have been reduced from between 5% and 17% to between 2.8% and 14.2%, and

•	participation by foreign companies in investing in China’s domestic petrochemical industry will be increased;

•	restrictions on import of crude oil by non-state-owned companies will be relaxed gradually;

•	foreign investment enterprises will be granted with the right to import and trade in petrochemical products; and

•	foreign companies will be permitted to distribute and market petroleum products in China’s domestic retail and wholesale markets.

If these measures are implemented, the Group will consistently be affected by intensified competition and import from overseas. The Group believes that China’s accession to the WTO will bring about a substantial amount of investments and businesses to China and accordingly, more opportunities will be available for the Group’s product sales. The Group also truly believes that our products have been and will be able to maintain their competitiveness against products imported into China. However, tariff breaks on imported products may reduce our profit margins or may have an adverse impact on the revenues from the sale of some of our products, including a small number of major products. On the other hand, the Chinese Government may also lower the tariffs on our production equipment to be imported by us in future and lift the existing restrictions on the use of imported raw materials (e.g. crude oil). Although the Group is confident that it is able to capitalize on new sales opportunities, the eventual impact of China’s accession to the WTO on our business and operating results remains to be seen.

(g)	The Group’s profits and dividends may be reduced due to fluctuations in the value of Renminbi.

Although the official exchange rate of Renminbi against the US dollar remains stable and the value of Renminbi against the US dollar has appreciated slightly over recent years, the exchange rates of Renminbi against the US dollar or other currencies may fluctuate in future. A large part of our revenues is denominated in Renminbi but some parts of revenues or the procurement of crude oil and equipment as well as certain debt repayments by the Company are denominated in foreign currencies. Any devaluation of Renminbi in future will increase our costs, which may further increase our operating costs and jeopardize our profitability. Any devaluation of Renminbi may have an adverse impact on the value of dividends payable in foreign currencies by the Company for H shares and American Depository Receipts.

(h)	Risks of the possibility of a higher tax rate.

The charge for PRC income tax is currently calculated at the rate of 15%, and the Company has not received any notification by the Ministry of Finance in respect of any change to the 15% tax rate for the year 2006. However, following the tax reform of the State, the tax rate of the Company may be subject to an increase in future.

(i)	Risks controllable by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Group, owns 4,000,000,000 shares of the Group, representing 55.56% of the total share capital of the Group and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff, etc, thereby producing an adverse impact on the Group’s production and operation as well as shareholders’ interests.

6.3	Investments by the Company

In 2005, the Group’s capital expenditures amounted to RMB1,142.9 million, representing a decrease of RMB1,063.1 million as compared with RMB2,206.0 million in 2004. The expenditures in 2005 were mainly for the following projects:

Project	Total investment RMB million	Progress as at 31 December 2005
Renovation of No. 1 atmosphere and vacuum distillation facility	392.9	completed
Renovation of 400,000 tons/year PTA unit	246.0	completed
12,000 tons/year terylene industrial silk	198.0	completed
SPC-Shanghai Secco raw material supply pipeline	180.0	completed
Expansion of north southern main pipe gallery of SPC	181.7	completed
380,000 tons/year glycol facilities	1,249.0	in progress
New diesel oil hydrogenation unit	528.0	in progress

The estimated capital expenditures for 2006 amount to RMB1,800 million, mainly for the construction of projects in progress such as the 380,000 tons/year glycol facilities and the diesel oil hydrogenation unit, as well as preparatory works of other technological renovation projects.

Late in 2001, a Sino-foreign equity joint venture was set up between the Group, BP and Sinopec Corp. The Group owns 20% of the equity interest in the joint venture, while BP and Sinopec Corp. own 50% and 30%, respectively. The joint venture’s total registered capital amounts to US$901.4 million, of which the Group is required to make a capital contribution in Renminbi equivalent to US$180.3 million. As of 31 December 2005, the Group had already paid up the entire capital contribution. The joint venture setup was completed in 2005.

Our planned capital expenditures will be funded by operating cash income, banking facilities or other financing.

6.4	Principal Operations by Segment and by Product

Please refer to section 6.1

6.5	Principal Operations by Geographical Location

Please refer to section 6.1

6.6	Projects Made Out of Funds Other Than Proceeds from Subscription

Please refer to 6.3, Investments by the Company

6.7	Plan for Profit Appropriation or Transfers or Additions to Statutory Reserves by the Board

Net profit of the Company for the year 2005 amounted to RMB1,704,627,000 under PRC Accounting Rules and Regulations (profit attributable to shareholders amounted to RMB1,850,449,000 under IFRS). After two transfers, each amounting to 10% of the profit after tax, or RMB170,463,000, were made to the statutory surplus reserve and the statutory public welfare fund, respectively, profit available for distribution to shareholders amounted to RMB1,363,701,000 (RMB1,509,523,000 under IFRS). The Board proposed to declare a final dividend of RMB1.00 (inclusive of tax) per 10 shares. With reference to the total number of shares of 7,200,000,000 for the year ended 31 December 2005, the total dividend amount will be RMB720 million.

7.	Major Events

7.1	Assets Transfer

Please refer to section 7.3.3 - Other connected transactions

7.2	Guarantees

Unit: RMB’000

Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Zhejiang Jin Yong Acrylic Fibre Company Limited	5 December 2005	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	18 June 2002	16,500	Bank loan	5 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	11 October 2005	100,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	6 September 2005	30,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	20 May 2005	50,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	20 April 2005	40,000	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	28 November 2005	110,000	Bank loan	3 years	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	28 November 2005	14,500	Bank loan	1 year	No	Yes
Zhejiang Jin Yong Acrylic Fibre Company Limited	17 May 2005	50,000	Bank loan	1 year	No	Yes
Shanghai Jinchang Engineering Plastics Company Limited	11 March 2005	4,000	Bank loan	1 year	No	Yes
Shanghai Jinchang Engineering Plastics Company Limited	15 September 2005	4,842	Bank loan	1 year	No	Yes
Shanghai Jinchang Engineering Plastics Company Limited	14 September 2005	5,000	Bank loan	1 year	No	Yes
Shanghai Jinchang Engineering Plastics Company Limited	16 December 2005	3,000	Bank loan	1 year	No	Yes
Shanghai Jinchang Engineering Plastics Company Limited	19 December 2005	6,000	Bill credit	1 year	No	Yes
Shanghai Jinsen Hydrocarbon Resins Company Limited	23 March 2004	40,000	Bank loan	3 years	No	Yes
Jinshan Hotel	28 December 2001	5,000	Bank loan	5 years	No	Yes
Jinshan Hotel	11 June 2002	4,250	Bank loan	5 years	No	Yes
Jinshan Hotel	11 June 2002	4,000	Bank loan	5 years	No	Yes
Others	1 June 2004 to 25 October 2005	15,050	Bank loan	1 year to 5 years	No	Yes

Amount of guarantees signed during the reporting period (not including those provided for subsidiaries)	14,000
Guarantee amount (not including those provided for subsidiaries)	68,300
of which: total outstanding amount of connected guarantee	68,300
Guarantees for subsidiaries
Amount of guarantee provided for subsidiaries during the reporting period	467,342
Outstanding amount of guarantee provided for subsidiaries at the end of reporting period	483,842
Total amount of guarantee (including those provided for subsidiaries)
Total guarantee amount	552,142
Guaranteed amount as a percentage of net asset value of the Company prepared in accordance with PRC Rules and Regulations	3%
of which:
Amount of guarantee provided for shareholders, the de facto controller or the other connected parties	0
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70%	474,250
Total amount of guarantee is over 50% of the net asset	0
Total guarantee amount of the above three items	474,250

7.3	Major Connected Transactions

7.3.1	Continuing connected transactions

Upon approval and authorization by the 2005 Extraordinary General Meeting of the Company held on 28 June 2005, the Company entered into a Sales and Purchases Framework Agreement with Sinopec Corp. and a Comprehensive Services Framework Agreement with Sinopec. Under the Sales and Purchases Framework Agreement, the Company purchases raw materials from, and sells petroleum products and petrochemicals to, Sinopec Corp. and its associates. Under the Comprehensive Services Framework Agreement, the Company will accept transportation, design, construction and installation, insurance agency and financial services provided by Sinopec and its associates. The directors, including each of the independent non-executive directors confirm that these continuing connected transactions were conducted in accordance with the terms of Sales and Purchases Framework Agreement and the Comprehensive Services Framework Agreement throughout 2005. At the 2005 Extraordinary General Meeting and the 2005 Second Extraordinary General Meeting held on 30 December 2005, the caps of on-going connected transactions for the years ended 31 December 2005, 31 December 2006 and 31 December 2007 were also approved. The directors, including each of the independent non-executive directors confirm that these continuing connected transaction amounts did not exceed the caps so approved.

On 25 August 2005, the petrochemical products agency sales contract with “Sinopec Corp.” was considered and approved at the second meeting of the fifth session of the Board. Pursuant to the contract, the Company appoints Sinopec Corp. as a non-exclusive sales agent for the sales of synthetic resins, synthetic fibres, synthetic fibre monomers and polymers, organic petrochemical products and by-products from ethylene cracking and aromatic plants and other substandard products related to the above five products. An announcement in relation to the second meeting of the fifth session of the Board was published in “China Securities”, “Shanghai Securities News”, Hong Kong’s “South China Morning Post” and “Hong Kong Commercial Daily” on 26 August 2005.

The purchases by the Company of crude oil-related materials from and sales of petroleum products by the Company to Sinopec Corp. and its associates were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sells petrochemicals to Sinopec Corp. and its associates and Sinopec Corp. and its associates act as an agency for the sale of petrochemicals in order to reduce the Company’s inventories, expand its trading, distribution and sales networks and improve our bargaining power with our customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec Huadong Sales Company	15,855,347	34.54

	Other fellow subsidiaries	4,213,399	9.18

Purchases	Sinopec Transport and Storage Comopany	20,435,961	48.74
	Sinopec United Petroleum & Chemicals Co., Ltd.	5,020,417	11.97
	China Petrochemical International Co., Ltd.	1,724,362	4.11

Installation fees	Sinopec and its subsidiaries	183,191	42.73
Transportation costs	Sinopec Transport and Storage Company	364,019	66.36
	Others	51,478	9.38

This includes: an amount of RMB20,068,746 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the reporting period.

7.3.2	Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties		Funds provided by connected parties to listed company
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance
Sinopec Pipeline Storage and Transport Branch	Owned by the same ultimate controller	162,057	—	1,526	—
Sinopec Corp.	Controlling shareholder	82,000	82,000 (Please refer to the reason i below)	5,276	5,276
Holdings company and other subsidiaries of Sinopec Corp.	Owned by the same controlling shareholder	76,029	164,763 (Please refer to the reason ii below)	150,234	29,422

Reasons for the creation of creditor’s rights and liabilities

i.	An agreement was signed on 30 December 2005 on the transfer of the Company’s 2% equity interest in Sinopec Finance to Sinopec Corp. at a consideration of RMB82,000,000. In accordance with the payment terms of the agreement, the Company was paid the consideration on 28 February 2006.

ii.	A balance payment of equipment pre-payment in the amount of RMB164,763,000 was paid by the Company to Sinopec Corp. and its subsidiary, primarily as equipment pre-payments and progress payments for the 380,000 tons/year glycol project and the long-cycle facility of the 3,300,000 tons/year diesel hydrogenization project. Both facilities will be delivered during the first half of 2006.

7.3.3 Other connected transactions

i.	The Company transferred 12.67% of its equity interest in China Jin Shan United Trading Co., Ltd., to China Petrochemical International Co., Ltd., a wholly-owned subsidiary of the Company’s controlling shareholder, Sinopec Corp., at a consideration of RMB10,000,000. RMB3,140,116 in gain was generated from the transaction. The pricing principle was based on a value appraised by a qualified asset appraiser independent from both the Company and China Petrochemical International Co., Ltd. The face value of such portion of assets amounted to RMB6,859,883.70 and its assessed value amounted to RMB9,999,300.00. The transaction represented an opportunity of the Company to increase its sales of products by expanding its trading, distribution and marketing network. Details of the transaction were disclosed in China Securities Journal, Shanghai Securities News, Hong Kong Commercial Daily and South China Morning Post on 29 April 2005.

ii.	The Company transferred its lawfully owned use rights of a piece of land covering an area of 690,000 sq. meters located at Zhusimen, Nanao Village, Cezi Township, Dinghai District, Zhoushan Municipality, Zhejiang Province, to China Petrochemical Corporation Pipelines Transportation Co., a branch company of the Company’s controlling shareholder, Sinopec Corp., at a consideration of RMB62,741,700. RMB36,815,994 in gain was generated from the transaction. The pricing principle was based on a value appraised by a qualified property valuer independent from both the Company and China Petrochemical Corporation Pipelines Transportation Co. The face value of such portion of assets amounted to RMB21,795,806.89 and its assessed value amounted to RMB62,741,700. The Company was of the view that the disposal of the surplus land generated immediate working capital for the Company. The discrepancy between the face value and the assessed value was due to the increase in property valuation. An announcement in relation to the transaction was published in China Securities Journal, Shanghai Securities News, Hong Kong Commercial Daily and South China Morning Post on 30 September 2005.

iii.	The Company transferred 2% of its equity interest in Sinopec Finance Co., Ltd. to its controlling shareholder, Sinopec Corp. at a consideration of RMB82,000,000. RMB20,922,500 in gain was generated from the transaction. The pricing principle was based on an audit report compiled by a qualified audit firm independent from either the Company and Sinopec Corp. The face value of such portion of assets amounted to RMB61,077,500.00. As at 30 September 2005, the net asset value attributable to the Company’s 2% equity interest amounted to RMB81,875,450 as reflected in the audited accounts of Sinopec Finance. The transaction was in line with the business strategy of the Company and the proceed of which was used to finance the core business of the Company. Details of the transaction were disclosed in China Securities Journal and Shanghai Securities News on 4 January 2006 and in Hong Kong Commercial Daily and South China Morning Post on 3 January 2006.

7.4	Purchase, Sale and Redemption of Shares

During the year, no shares of the Company was purchased, sold or redeemed by the Company or its subsidiaries.

8.	REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee is of the opinion that there was no problem on the Company’s lawful operation, financial status, use of proceeds, acquisitions, disposal of assets and connected transactions.

9.	FINANCIAL INFORMATION

9.1	Audit Opinion

The Company’s and the Group’s financial statements prepared under PRC Accounting Rules and Regulations have been audited by Hu Qiong (year of service: 2 years) and Wang Wenli (year of service: 1 year) of KPMG Huazhen and an audit report with an unqualified audit opinion was issued on 24 March 2006. Also, the consolidated financial statements of the Group prepared under IFRS have been audited by KPMG and an audit report with an unqualified audit opinion was issued on 24 March 2006.

9.2	Financial Statements Prepared under PRC Accounting Rules and Regulations

Balance Sheet

	As at 31 December
	Group		Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Assets:
Current assets:
Cash at bank and in hand	1,347,237	1,694,500	821,564	1,163,399
Bills receivable	739,794	1,708,792	517,954	1,556,250
Trade debtors	544,055	602,597	390,440	449,810
Other debtors	567,231	619,281	673,354	729,750
Advance payments	148,886	260,736	111,903	186,284
Inventories	4,114,978	3,727,749	3,537,671	3,216,615

Total current assets	7,462,181	8,613,655	6,052,886	7,302,108

Long-term investments:
Long-term equity investments	2,794,466	2,615,350	4,563,906	4,104,456

Fixed assets:
Fixed assets, at cost	33,877,575	32,904,209	29,965,689	28,983,520
Less: Accumulated depreciation	17,756,756	16,164,713	15,775,762	14,348,615

	16,120,819	16,739,496	14,189,927	14,634,905
Less: Provision for impairment loss on fixed assets	58,945	58,945	58,945	58,945

Fixed assets net book value	16,061,874	16,680,551	14,130,982	14,575,960
Construction materials	—	20,226	—	20,226
Construction in progress	754,192	763,450	710,268	708,089

Total fixed assets	16,816,066	17,464,227	14,841,250	15,304,275

Intangible assets	8,967	22,415	8,967	22,415

Deferred tax assets	20,238	41,442	20,238	40,154

Total assets	27,101,918	28,757,089	25,487,247	26,773,408

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	2,553,537	3,742,727	2,295,195	3,034,556
Bills payable	68,302	274,000	12,428	94,888
Trade creditors	988,196	911,940	596,782	708,151
Receipts in advance	408,245	321,869	336,105	291,540
Wages payable	11,077	63,522	5,113	58,152
Staff welfare payable	87,755	77,798	44,670	35,909
Taxes payable	183,320	260,111	138,176	228,059
Other creditors	25,234	17,554	18,344	7,226
Other payables	359,173	484,061	351,072	421,971
Accrued expenses	29,219	21,399	29,219	16,839
Current portion of long-term loans	1,373,205	1,257,578	1,340,000	1,114,899

Total current liabilities	6,087,263	7,432,559	5,167,104	6,012,190

Long-term liabilities
Long-term loans	1,477,261	2,014,614	1,153,235	1,858,937
Other long-term liabilities	23,033	34,551	—	—

Total long-term liabilities	1,500,294	2,049,165	1,153,235	1,858,937

Total liabilities	7,587,557	9,481,724	6,320,339	7,871,127

Minority interests	347,453	373,084	—	—

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	4,537,022	4,196,096	4,537,022	4,196,096
of which: Statutory public welfare fund	1,546,165	1,375,702	1,546,165	1,375,702
Undistributed profits (including dividend declared after the balance sheet date of RMB720,000,000 (2004: approved final dividend of RMB1,440,000,000)	4,573,608	4,649,907	4,573,608	4,649,907

Total shareholders’ equity	19,166,908	18,902,281	19,166,908	18,902,281

Total liabilities and shareholders’ equity	27,101,918	28,757,089	25,487,247	26,773,408

Income Statement and Profit Appropriation Statement

	For the years ended 31 December
	Group		Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Income from principal operations	45,897,807	39,402,533	42,261,838	34,930,717
Less: Cost of sales	41,605,113	32,009,082	38,598,193	28,251,458
Sales taxes and surcharges	765,689	738,474	759,393	727,082

Profit from principal operations	3,527,005	6,654,977	2,904,252	5,952,177
Add: Profit from other operations	134,198	130,298	94,300	70,106
Less: Selling expenses	444,449	395,694	338,613	272,378
Administrative expenses	1,281,011	1,265,594	1,074,146	1,010,994
Financial expenses	212,581	315,809	181,939	266,748

Profit from operations	1,723,162	4,808,178	1,403,854	4,472,163
Add: Investment (loss)/income	(39,375)	72,539	105,853	256,832
Subsidy income	632,820	—	632,820	—
Non-operating income	61,159	83,058	40,808	59,184
Less: Non-operating expenses	240,558	270,716	167,582	251,481

Total profit	2,137,208	4,693,059	2,015,753	4,536,698
Less: Income tax	361,736	633,729	311,126	565,433
Minority interests	70,845	88,065	—	—

Net profit	1,704,627	3,971,265	1,704,627	3,971,265
Add: Undistributed profits at the beginning of the year	4,649,907	2,048,896	4,649,907	2,048,896

Distributable profits	6,354,534	6,020,161	6,354,534	6,020,161
Less: Transfer to statutory surplus reserve	170,463	397,127	170,463	397,127
Transfer to statutory public welfare fund	170,463	397,127	170,463	397,127

Distributable profits to shareholders	6,013,608	5,225,907	6,013,608	5,225,907
Less: Ordinary shares’ final dividend	1,440,000	576,000	1,440,000	576,000

Undistributed profits at the end of year (including dividend declared after the balance sheet date of RMB720,000,000 (2004: RMB 1,440,000,000)	4,573,608	4,649,907	4,573,608	4,649,907

Cash Flow Statement

		For the year ended 31 December 2005
	Note	Group RMB’000	Company RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		56,602,949	51,243,952
Refund of taxes and levies		7,146	—
Other cash received relating to operating activities		692,984	673,627

Sub-total of cash inflows		57,303,079	51,917,579

Cash paid for goods and services		(49,862,223)	(45,406,659)
Cash paid to and on behalf of employees		(1,777,936)	(1,247,505)
Taxes paid		(1,187,631)	(1,137,459)
Other cash paid relating to operating activities		(230,174)	(216,229)

Sub-total of cash outflows		(53,057,964)	(48,007,852)

Net cash flows from operating activities	(a)	4,245,115	3,909,727

Cash flows from investing activities:
Cash received from disposal of investments		45,691	30,676
Cash received from investment income		79,688	171,445
Cash received from disposal of fixed assets		131,845	103,661
Maturity of time deposits with financial institutions		4,000	—
Other cash received relating to investing activities		39,631	32,209

Sub-total of cash inflows		300,855	337,991

Cash paid for acquisition of fixed assets		(1,142,927)	(1,085,875)
Cash paid for purchase of investments		(347,170)	(637,718)

Sub-total of cash outflows		(1,490,097)	(1,723,593)

Net cash flows from investing activities		(1,189,242)	(1,385,602)

Cash flows from financing activities:
Proceeds from borrowings		9,836,199	7,495,337

Sub-total of cash inflows		9,836,199	7,495,337

Repayment of borrowings		(11,393,941)	(8,666,935)
Cash paid for dividends, profit distribution and interest		(1,838,013)	(1,693,219)

Sub-total of cash outflows		(13,231,954)	(10,360,154)

Net cash flows from financing activities		(3,395,755)	(2,864,817)

Effects of foreign exchange rate changes		(3,381)	(1,143)

Net decrease in cash and cash equivalents	(b)	(343,263)	(341,835)

Notes to Cash Flow Statement

(a)	Reconciliation of net profit to cash flows from operating activities:

	Group 2005 RMB’000	Company 2005 RMB’000
Net profit	1,704,627	1,704,627
Depreciation	1,742,500	1,528,938
Provision for bad debts	(21,004)	(852)
Provision for diminution in value of inventories	(6,600)	1,636
Amortisation of intangible assets	13,448	13,448
Gain on disposal of fixed assets	(15,298)	(17,009)
Financial expenses	216,552	185,026
Investment loss/(income)	39,375	(105,853)
Deferred tax assets	21,204	19,916
Increase in inventories	(380,629)	(322,692)
Decrease in operating receivables	1,155,943	1,251,575
Decrease in operating payables	(295,848)	(349,033)
Minority interests	70,845	—

Net cash flows from operating activities	4,245,115	3,909,727

(b)	Net decrease in cash and cash equivalents:

	For the year ended 31 December 2005
	Group RMB’000	Company RMB’000
Cash at the end of the year	1,347,237	821,564
Less: Cash at the beginning of the year	(1,690,500)	(1,163,399)

Net decrease in cash and cash equivalents	(343,263)	(341,835)

9.3	Financial Statements (Prepared under International Financial Reporting Standards)

Consolidated Income Statement

		For the years ended 31 December
	Note	2005 RMB’000	2004 RMB’000
Turnover	2	45,955,903	39,402,533
Sales taxes and surcharges		(765,689)	(738,474)

Net sales		45,190,214	38,664,059
Other income	3	632,820	—
Cost of sales		(42,887,742)	(33,223,604)

Gross profit		2,935,292	5,440,455
Selling and administrative expenses		(444,449)	(408,144)
Other operating income		238,611	277,005
Other operating expenses
Employee reduction expenses		(109,410)	(112,526)
Others		(92,084)	(171,638)

Total other operating expenses		(201,494)	(284,164)

Profit from operations		2,527,960	5,025,152
Share of losses of associates		(60,968)	(36,915)
Net financing costs		(179,398)	(292,008)

Profit before taxation	4	2,287,594	4,696,229
Taxation	5	(366,300)	(637,061)

Profit after taxation		1,921,294	4,059,168

Attributable to:
Equity shareholders of the Company		1,850,449	3,971,103
Minority interests		70,845	88,065

Profit after taxation		1,921,294	4,059,168

Basic earnings per share	6	RMB0.26	RMB0.55

Dividend attributable to the year	7	720,000	1,440,000

Consolidated balance sheet

		As at 31 December
	Note	2005 RMB’000	2004 RMB’000
Non-current assets
Property, plant and equipment		14,651,167	15,206,325
Investment property		514,582	511,307
Construction in progress		787,376	807,477
Interests in associates		2,130,803	1,906,917
Investments		665,363	630,377
Lease prepayments		507,962	526,956
Goodwill		22,415	22,415
Deferred tax assets		23,149	48,917

Total non-current assets		19,302,817	19,660,691

Current assets
Inventories		4,114,978	3,727,749
Trade debtors	10	252,166	395,353
Bills receivable	10	731,204	1,675,412
Deposits, other debtors and prepayments		455,043	535,222
Amounts due from parent companies and fellow subsidiaries	10	561,552	585,419
Income tax recoverable		45,374	2,255
Deposits with financial institutions		—	4,000
Cash and cash equivalents		1,347,237	1,690,500

Total current assets		7,507,554	8,615,910

Current liabilities
Bank loans		3,896,742	4,870,305
Loans from a fellow subsidiary		30,000	130,000
Trade creditors	11	963,230	797,753
Bills payable	11	68,302	259,746
Other creditors		679,866	663,635
Amounts due to parent companies and fellow subsidiaries	11	467,909	639,445
Income tax payable		26,588	73,930

Total current liabilities		6,132,637	7,434,814

Net current assets		1,374,917	1,181,096

Total assets less current liabilities		20,677,734	20,841,787

Non-current liabilities
Deferred income		23,033	37,100
Bank loans		1,377,261	2,014,614
Loans from a fellow subsidiary		100,000	—

Total non-current liabilities		1,500,294	2,051,714

Net assets		19,177,440	18,790,073

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		11,629,987	11,216,989

Total equity attributable to equity shareholders of the Company		18,829,987	18,416,989
Minority interests		347,453	373,084

Total equity		19,177,440	18,790,073

Notes to the financial statements:

1	Changes in principal accounting policies

The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or Company after the adoption of these new and revised IFRSs have been summarised in the financial statements of the annual report. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(a)	Amortisation of positive and negative goodwill (IFRS 3, “Business combinations” and IAS 36, “Impairment of assets”)

In prior periods:

•	Positive goodwill was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

•	Negative goodwill was amortised over the useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there is indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the year ended 31 December 2005. As a result, this has increased the Group’s profit after taxation for the year ended 31 December 2005 by RMB13,448,000.

Also in accordance with the transitional arrangements under IFRS 3, previously recognised negative goodwill has been derecognised at the beginning of period of adoption, with a corresponding adjustment to the opening balance of retained earnings. As a result, retained earnings increased by RMB2,549,000 as at 1 January 2005. This change decreased the Group’s profit after taxation for the year ended 31 December 2005 by RMB849,000.

(b)	Minority interests (IAS 1, “Presentation of financial statements” and IAS 27, “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new accounting policy, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year to be presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity for the comparative period has been restated accordingly.

(c)	Related party disclosures (IAS 24 “Related party disclosures”)

The definition of related parties under IAS 24 as disclosed in financial statements has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or any entity that is a related party of the Group.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans.

2.	Turnover

The Group’s principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Turnover represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

3.	Other income

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB632,820,000 (2004: RMB nil), in respect of the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2005. There are no unfilled conditions and other contingencies attached to the receipt or usage of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

4.	Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

	For the years ended 31 December
	2005 RMB’000	2004 RMB’000
Interest expenses, net	276,174	325,033
Cost of inventories sold	42,887,742	33,223,604
Depreciation for property, plants and equipment	1,692,213	1,793,084
Depreciation for investment property	12,847	1,036
Amortisation of lease prepayment	13,441	21,191
Repairs and maintenance expenses	896,022	920,490
Research and development costs	54,451	74,663
Employer’s pension costs
- Municipal retirement scheme costs	165,046	167,640
- Supplementary retirement scheme costs	65,685	42,379
Staff costs	1,168,461	1,172,442
Rentals income from investment property	18,681	—
Amortisation of goodwill	—	13,448
Impairment losses
- Trade and other receivables	14,049	8,487
- Fixed assets	—	34,345
Auditors’ remuneration - audit services	6,150	5,478

5.	Taxation

The charge for income tax is calculated at the rate of 15% (2004: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income tax. Up to the date of approval of these financial statements, the Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005 or in the future. It is possible that the Company’s tax rate will increase in the future, however management feels that 15% is the applicable rate for 2005 and future periods when temporary tax differences are expected to reverse.

6.	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB1,850,449,000 (2004: RMB3,971,103,000) and 7,200,000,000 (2004: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

7.	Dividend

(a)	Dividend attributable to the year

	2005 RMB’ 000	2004 RMB’ 000
Final dividend proposed after the balance sheet date of RMB0.10 per share (2004: RMB 0.20 per share)	720,000	1,440,000

Pursuant to a resolution passed at the directors’ meeting on 24 March 2006, a final dividend of RMB0.10 per share totalling RMB 720,000,000 (2004: RMB 0.20 per share totalling RMB 1,440,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividend attributable to the previous financial year, approved and paid during the year

	2005 RMB’000	2004 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.20 per share (2004: RMB 0.08 per share)	1,440,000	576,000

8.	Movement in Equity

For the year ended 31 December 2005, the balance of total equity of the Group increased from RMB18,790,073,000 at the beginning of the year to RMB19,177,440,000 at the year end. In particular, the balance of share capital and share premium amounted to RMB7,200,000,000 and RMB2,420,841,000 respectively, which remains unchanged as compared to the beginning year; the increase in the statutory surplus reserve from RMB1,457,791,000 at the beginning of the year to RMB1,628,254,000 at the year end was due to the transfer of RMB170,463,000 from profit attributable to shareholders in 2005; the increase in statutory public welfare fund from RMB1,375,702,000 at the beginning of the year to RMB1,546,165,000 at the year end was due to the transfer of RMB170,463,000 from profit attributable to shareholders in 2005; the balance of general surplus reserve amounted to RMB82,089,000, which remains unchanged as compared to the beginning of the year; discretionary surplus reserve was RMB1,280,514,000, which remains unchanged as compared to the beginning of the year since no transfer of discretionary surplus reserve took place during the year; the balance of capital reserve fund amounted to RMB4,180,000, which remains unchanged as compared to the beginning of the year; the balance of excess over share capital amounted to RMB148,604,000 (debit side), which remains unchanged as compared to the beginning of the year.

9.	Segment reporting

Reportable information on the Group’s operating segments is as follows:

Turnover and other income

	2005 RMB’000	2004 RMB’000
Manufactured products
Synthetic fibres
- external sales	4,781,787	4,777,981
- intersegment sales	79	63

Total	4,781,866	4,778,044

Resins and plastics
- external sales	14,010,287	12,154,361
- intersegment sales	53,020	19,952

Total	14,063,307	12,174,313

Intermediate petrochemicals
- external sales	6,586,556	5,941,589
- intersegment sales	13,848,105	9,753,690

Total	20,434,661	15,695,279

Petroleum products
- external sales	18,616,544	13,692,352
- intersegment sales	1,064,616	846,488
- other income	632,820	—

Total	20,313,980	14,538,840

All others
- external sales	1,960,729	2,836,250
- intersegment sales	3,687,428	3,452,657

Total	5,648,157	6,288,907

Eliminations of intersegment sales	(18,653,248)	(14,072,850)

Turnover and other income	46,588,723	39,402,533

External sales include sales to Sinopec Corp group companies.

Profit before taxation

	2005 RMB’000	2004 RMB’000
Profit from operations
Synthetic fibres	263,359	250,419
Resins and plastics	1,490,740	1,886,537
Intermediate petrochemicals	981,025	1,550,796
Petroleum products	(446,867)	986,578
All others	239,703	350,822

Profit from operations	2,527,960	5,025,152
Share of losses of associates	(60,968)	(36,915)
Net financing costs	(179,398)	(292,008)

Profit before taxation	2,287,594	4,696,229

10.	Trade accounts receivable

	2005 RMB’000	2004 RMB’000
Trade debtors	278,011	440,635
Less: Impairment losses for bad and doubtful debts	(25,845)	(45,282)

	252,166	395,353
Bills receivable	731,204	1,675,412
Amounts due from parent companies and fellow subsidiaries	561,552	585,419

	1,544,922	2,656,184

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	2005 RMB’000	2004 RMB’000
Invoice date:
Within one year	1,517,158	2,639,266
Between one and two years	27,764	16,918

	1,544,922	2,656,184

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

11.	Trade accounts payable

	2005 RMB’000	2004 RMB’000
Trade creditors	963,230	797,753
Bills payable	68,302	259,746
Amounts due to parent companies and fellow subsidiaries	467,909	639,445

	1,499,441	1,696,944

The maturity analysis of trade accounts payable is as follows:

	2005 RMB’000	2004 RMB’000
Due within 1 month or on demand	1,269,809	1,420,092
Due after 1 month and within 3 months	229,632	276,852

	1,499,441	1,696,944

9.4	Differences between Financial Statements Prepared under PRC Accounting Rules and Regulations and IFRS

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)	Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi)	Goodwill and negative goodwill amortisation

Under PRC Accounting Rules and Regulations, goodwill and negative goodwill are amortised on a straight line basis.

Under IFRS, with reference to IFRS 3, “Business combination”, the Group no longer amortises positive goodwill effective 1 January 2005. Such goodwill is tested annually for impairment. Also in accordance with the transitional arrangements under IFRS 3, previously recognised negative goodwill was derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

			Years ended 31 December
	Note		2005 RMB’000	2004 RMB’000
Net profit under PRC Accounting Rules and Regulations			1,704,627	3,971,265
Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i	)	26,924	18,717
Reduced depreciation on government grants	(iii	)	26,760	26,760
Amortisation of revaluation of land use rights	(iv	)	3,498	3,498
Write off of pre-operating expenditure	(v	)	—	(45,805)
Reversal of pre-operating expenditure previously written-off	(v	)	80,605	—
Goodwill and negative goodwill amortisation	(vi	)	12,599	—
Deferred tax effect of the above adjustments			(4,564)	(3,332)

Profit attributable to equity shareholders of the Company under IFRS			1,850,449	3,971,103

		As at 31 December
	Note	2005 RMB’000	2004 RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations		19,166,908	18,902,281
Adjustments:
Capitalisation of borrowing costs	(i)	109,949	83,025
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(290,679)	(317,439)
Revaluation of land use rights	(iv)	(129,363)	(132,861)
Write off of pre-operating expenditure	(v)	—	(80,605)
Cumulative effect on negative goodwill of adopting IFRS 3	(vi)	2,549	—
Goodwill and negative goodwill amortisation	(vi)	12,599	—
Deferred tax effect of the above adjustments		2,911	7,475

Total equity attributable to equity shareholders of the Company under IFRS		18,829,987	18,416,989

9.5	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic annual financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2004 and 2005, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In 2004, the U.S. GAAP adjustments represent the effect of amortisation of the remaining amounts previously capitalised. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment as at 31 December 2005 under IFRS were higher than the balances under U.S. GAAP by RMB365,258,000 and RMB365,258,000 respectively. (31 December 2004: RMB365,258,000 and RMB365,258,000 respectively).

(b)	Capitalisation of property, plant and equipment

In the certain years prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. The U.S. GAAP adjustments for 2004 represent the amortisation effect of the remaining amounts of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended 31 December 2004 and 2005 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(d)	Capitalised interest on investment in associates

Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(e)	Goodwill and negative goodwill amortisation

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill was no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill has been reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill and negative goodwill amortisation between IFRS and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three years of amortisation of positive goodwill during the period from 1 January 2002 to 31 December 2004 under IFRS.

Accordingly, the goodwill balance as at 31 December 2005 under IFRS was lower than the balance under U.S. GAAP by RMB 40,344,000 (31 December 2004: RMB 40,344,000). At 31 December 2005, the negative goodwill balance amounted to nil under both IFRS and U.S. GAAP (31 December 2004: the negative goodwill balance included in deferred income under IFRS amounted to RMB2,549,000 and nil under U.S. GAAP).

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company under U.S. GAAP of RMB 1,869,384,000 (2004: RMB 4,146,065,000) and the number of shares in issue during the year of 7,200,000,000 (2004: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 8.070 being the average of the buying and selling rates quoted by the People’s Bank of China on 31 December 2005. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to equity shareholders of the Company of significant differences between IFRS and U.S. GAAP is as follows:

		Years ended 31 December
	Note	2005 US$’000	2005 RMB’000	2004 RMB’000
Profit attributable to equity shareholders of the Company under IFRS		229,294	1,850,449	3,971,103
U.S. GAAP adjustments:
Foreign exchange gains and losses	(a)	—	—	2,473
Capitalisation of property, plant and equipment	(b)	—	—	21,707
Depreciation charge on revalued property, plant and equipment	(c)	1,968	15,881	129,995
Capitalised interest on investment in associates, net of amortisation effect	(d)	793	6,396	36,841
Goodwill amortisation	(e)	—	—	13,448
Negative goodwill amortisation	(e)	—	—	(849)
Deferred tax effect of the above adjustments		(414)	(3,342)	(28,653)

Profit attributable to equity shareholders of the Company under U.S. GAAP		231,641	1,869,384	4,146,065

Basic earnings per share under U.S. GAAP	(f)	USD0.03	RMB0.26	RMB0.58

Basic earnings per ADS under U.S. GAAP	(f)	USD3.22	RMB25.96	RMB57.58

The effect on total equity attributable to equity shareholders of the Company of significant differences between IFRS and U.S. GAAP is as follows:

		As at 31 December
	Note	2005 US$’000	2005 RMB’000	2004 RMB’000
Total equity attributable to equity shareholders of the Company under IFRS		2,333,274	18,829,987	18,416,989
U.S. GAAP adjustments:
Revaluation of property, plant and equipment	(c)	(5,903)	(47,640)	(63,521)
Capitalised interest on investment in associates, net of amortisation effect	(d)	11,846	95,596	89,200
Goodwill	(e)	4,999	40,344	40,344
Negative goodwill	(e)	—	—	2,549
Effect of U.S. GAAP adjustments on deferred tax assets		885	7,146	9,528
Total effect of U.S. GAAP adjustments on deferred tax liabilities		(1,776)	(14,339)	(13,380)

Total equity attributable to equity shareholders of the Company under U.S. GAAP		2,343,325	18,911,094	18,481,709

By order of the Board Rong Guangdao Chairman

Shanghai, 24 March 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.